Exhibit 1.1

Certain identified information has been excluded from this Exhibit 1.1 because it is both not material and would likely cause competitive harm to the Company if publicly disclosed.

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (this "**Agreement**"), dated as of March 1, 2021, is entered into between VIDANGEL, INC., a Delaware corporation, SKIP TV HOLDINGS, LLC, a Utah limited liability company (collectively, "**Seller**"), and VIDANGEL ENTERTAINMENT, LLC, a Utah limited liability company ("**Buyer**"). Capitalized terms used in this Agreement have the meanings given to such terms herein, as such definitions are identified by the cross-references set forth in Exhibit A attached hereto.

RECITALS

WHEREAS, Seller is engaged in the business of, among other things, providing content filtering and video content streaming services. Seller's content filtering services are referred to herein as the "Business"; and

WHEREAS, Seller wishes to sell and assign to Buyer, and Buyer wishes to purchase and assume from Seller, substantially all of the assets, and certain specified liabilities, of the Business, subject to the terms and conditions set forth herein;

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and legal sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
PURCHASE AND SALE

Section 1.01   Purchase and Sale of Assets. Subject to the terms and conditions set forth herein, at the Closing, Seller shall sell, convey, assign, transfer, and deliver to Buyer, and Buyer shall purchase from Seller, all of each Seller's respective right, title, and interest in, to, and under all of the following assets (other than the Excluded Assets), which exclusively relate to, or are used or held for use exclusively in connection with, the Business (collectively, the "**Purchased Assets**")

(a) $900,000 in cash for working capital purposes (the "**Working Capital Cash Amount**");

(b)   any and all rights in, arising out of, or associated with any of the following in any jurisdiction throughout the world, in each case associated with the Business (collectively, the "**Intellectual Property**"), but only in each case if and to the extent set forth on Section 1.01(b) of the disclosure schedules attached hereto (the "**Disclosure Schedules**"):

(i)   all patents and patent applications (whether provisional or non-provisional), including, without limitation, all divisionals, continuations, continuations-in-part, substitutions, reissues, reexaminations, extensions, or restorations of any of the foregoing, all other governmental authority-issued indicia of invention ownership (including without limitation certificates of invention, petty patents, and patent utility models), and all other intellectual and industrial property and proprietary rights in information and technology that are disclosed but not claimed therein (collectively, the "**Patents**");

(ii)   all trademarks, service marks, brands, certification marks, logos, trade dress, trade names, and other similar indicia of source or origin associated with the Business, together with any and all translations, adaptations, derivations, and combinations of, all goodwill connected with the use of and symbolized by, and all registrations, applications for registration, and renewals of, any of the foregoing (collectively, the "**Marks**");

(iii)   all copyrights and works of authorship, whether or not copyrightable, associated with the Business, all renewals associated with any of the foregoing, and all other author's rights associated therewith (the "**Copyrights**");

(iv)   all internet domain names and social media account or user names (including without limitation, "handles") associated with the Business (whether or not they are Marks), all translations, adaptations, derivations, and combinations thereof, and all registrations of any of the foregoing (collectively, the "**Domain Names**" and "**Social Media Handles**, respectively"), and all associated web addresses, URLs, websites and web pages, social media sites and pages, and all content and data thereon or relating thereto, whether or not they are Copyrights;

(v)   any and all mask works relating to the Business and all associated registrations, applications for registration, and renewals thereof;

(vi)   all trade secrets, know-how, inventions (whether or not patentable), discoveries, improvements, tags, technology, business and technical information, databases, data compilations and collections, tools, methods, processes, and techniques associated with the Business, and all other confidential and proprietary information of the Business and all rights therein;

(vii)   all computer programs, operating systems, applications, firmware and other computer code, including without limitation all source code, object code, application programming interfaces, data files, databases, protocols, specifications, and other documentation thereof associated with or used in the Business (collectively, "**Software**");

(viii)   all copies and tangible embodiments of any of the foregoing in whatever form or medium they may be;

(ix)   all rights to file applications in the United States and throughout the world directly in the name of Assignee with respect to the Business, the Patents, the Marks, the Copyrights, the Inventions, the Domain Names, the Social Media Handles, and all other associated rights, and to claim for any such applications any priority rights to which such applications are entitled under international agreements, conventions, accords, pacts, treaties, acts, and otherwise; and

(x)   all legal, equitable, and other rights and remedies for past, present, and future infringements, misappropriations, misuses, dilutions, and other violations of any of the foregoing throughout the world but only to the extent the same may be transferred under applicable Law;

with all such ownership, right, title, and interest throughout the world to be held by Buyer for Buyer's own use and enjoyment and for the use and enjoyment of Buyer's successors, assigns, and other legal representatives, as fully and entirely as the same would have been held and enjoyed by Seller if the transactions contemplated by this Agreement had not been made.

(c)   all accounts receivable held by Seller with respect to the Business, which accounts receivable are set forth on Section 1.01(c) of the Disclosure Schedules ("**Accounts Receivable**");

(d)   all Contracts (the "**Assigned Contracts**") set forth on Section 1.01(d) of the Disclosure Schedules. The term "**Contracts**" means all contracts, leases, licenses (including licenses to code for filtering, AWS streaming, etc.), instruments, notes, commitments, undertakings, indentures, joint ventures, and all other agreements, commitments, and legally binding arrangements, whether written or oral;

(e)   subject to the last paragraph of this Section 1.01, the email lists of Seller set forth on Section 1.01(e) of the Disclosure Schedules, which contain all email address of customers of Seller but only those that exclusively pertain to the Business (the "**Email List**");

(f)   subject to the last paragraph of this Section 1.01, the customer Stripe billing information of Seller set forth on Section 1.01(f) of the Disclosure Schedules, which sets forth certain retained billing information of customers of Seller but only those that exclusively pertain to the Business (the "**Billing Information**");

(g)   all servers, electronic equipment, furniture, fixtures, supplies, computers, telephones, VidAngel branded merchandise, and other tangible personal property, including the DVD's at the office location at [redacted], in each case used solely in connection with the Business (the "**Tangible Personal Property**");

(h)   all prepaid expenses, credits, advance payments, claims, security, refunds, rights of recovery, rights of set-off, rights of recoupment, deposits, charges, sums, and fees (including any such item relating to the payment of Taxes), in each case as set forth on Section 1.01(h) of the Disclosure Schedules ("**Prepaids**");

(i)   all of Seller's rights under warranties, indemnities, and all similar rights against third parties to the extent related exclusively to any Purchased Assets;

(j)   originals or, where not available, copies, of all books and records, including books of account, ledgers, and general, financial, and accounting records, machinery and equipment maintenance files, customer lists and data (including subscribers to all filtering products and services, including names, addresses, and credit card info), customer purchasing histories, price lists, distribution lists, supplier lists, production data, quality control records and procedures, customer complaints and inquiry files, research and development files, records, and data (including all correspondence with any federal, state, local, or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any arbitrator, court, or tribunal of competent jurisdiction (collectively, "**Governmental Authority**")), sales material and records, strategic plans and marketing, and promotional surveys, material, and research relating exclusively to the Purchased Assets and the Business and excluding any of the foregoing that Seller is prohibited from disclosing or transferring to Buyer under applicable Law and is required by applicable Law to retain ("**Books and Records**"), which such excluded Books and Records are set forth on Section 1.01(j) of the Disclosure Schedules; and

(k)   all goodwill and the going concern value of the Purchased Assets and the Business.

Notwithstanding anything to the contrary herein, the parties acknowledge and agree as follows: (i) Seller shall be permitted to retain and use a copy of the Email List and Billing Information; and (ii) Seller shall be permitted to use the licenses set forth on Section 1.01 of the Disclosure Schedules pursuant to the IP License Agreement (as defined below) in the form set forth on Exhibit B.

Section 1.02   Excluded Assets. Buyer shall not acquire or purchase any of the assets, properties, and rights of Seller, other than the Purchased Assets (collectively, the "**Excluded Assets**"). For the avoidance of doubt, the Excluded Assets shall include, without limitation, the following assets, properties, and rights

(a)   all cash and cash equivalents other than the Working Capital Cash Amount;

(b)   office equipment, other than the Tangible Personal Property;

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(c)   all insurance policies of Seller and all rights to applicable claims and proceeds thereunder; and

(d)   all rights that accrue or will accrue to Seller under the Transaction Documents.

Section 1.03   Assumed Liabilities.

(a)   Subject to the terms and conditions set forth herein, Buyer shall assume and agree to pay, perform, and discharge only the following Liabilities of Seller (collectively, the "**Assumed Liabilities**"), and no other Liabilities:

(i)   all trade accounts payable of Seller to third parties in connection with the Business that remain unpaid as of the Closing Date;

(ii)   all Liabilities arising out of any Prepaids;

(iii)   all Liabilities in respect of the Assigned Contracts but only to the extent that such Liabilities thereunder are required to be performed after the Closing Date, were incurred in the ordinary course of business or in accordance with the terms of the Assigned Contracts, and do not relate to any failure to perform, improper performance, warranty, or other breach, default, or violation by Seller on or prior to the Closing;

(iv)   all liabilities and obligations of Buyer relating to employee benefits, compensation or other arrangements with respect to any employee, officer, director, independent contractor or consultant of the Business arising on or after the Closing;

(v)   all liabilities and obligations for Taxes relating to the Business, the Purchase Assets or the Assumed Liabilities for any taxable period ending after the Closing Date;

(vi)   all liabilities and obligations arising out of or relating to filtering activities of the Business, (i.e., making imperceptible, skipping, or removing limited portions of the audio or video content of a motion picture, video, television show, etc. or the creation or provision of a computer program or other technology that enables such filtering) (the "**Filtering Activities")**, including, without limitation, filtering and/or copyright liabilities associated with streaming content to the extent such liabilities arise out of or relate to the Copyright Amendment to the Copyright Act (defined below) included in the Consolidated Appropriations Act, 2021 (the "**Copyright Amendment**") on or after September 29, 2020 ("**Assumed Liabilities Date**");

(vii)   all other liabilities and obligations arising out of or relating to the operation of the Business and Purchased Assets on or after the Closing Date, including, without limitation, those set forth on Section 1.03(a)(vii) of the Disclosure Schedules;

(viii)   [redacted]; and

(ix)   all Liabilities with respect to Class 4 Credit Holders' Claims arising out of the JOINT PLAN OF REORGANIZATION OF TRUSTEE AND STUDIOS UNDER CHAPTER 11 OF THE BANKRUPTCY CODE dated August 28, 2020.

(b)   For purposes of this Agreement, "**Liabilities**" means liabilities, obligations, or commitments of any nature whatsoever, whether asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured, or otherwise.

Section 1.04   Excluded Liabilities. Notwithstanding any provision in this Agreement to the contrary, Buyer shall not assume and shall not be responsible to pay, perform, or discharge any Liabilities of Seller or any of its Affiliates of any kind or nature whatsoever other than the Assumed Liabilities (the "**Excluded Liabilities**"). Without limiting the generality of the foregoing, but subject to Sections 5.07 and 6.05, the Excluded Liabilities shall include all Liabilities arising under that certain Settlement Agreement dated as of August 26, 2020 between, on the one hand, Disney Enterprises, Inc., Lucasfilm Ltd. LLC, Twentieth, Century Film Corporation, Warner Bros. Entertainment Inc., MVL Film Finance, LLC, New Line Productions, Inc., and Turner Entertainment Co. (the "**Studios**"), and, on the other, VidAngel, Inc. (the "**Studios Settlement Agreement**"), and that certain Security Agreement dated September 30, 2020 executed by Seller in favor of the Studios (the "**Studios Security Agreement**"). For purposes of this Agreement: (i) "**Affiliate**" of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person; and (ii) the term "**control**" (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise.

Section 1.05   Purchase Price. The aggregate purchase price for the Purchased Assets shall be the aggregate amount of payments previously paid or payable by Seller and its Affiliates to the Studios (as defined in the Studios Settlement Agreement) pursuant to the Studios Settlement Agreement up to a maximum amount of $9,900,000 (the "**Maximum Studios Amount**"); provided, that in the event the Settlement Amount (as defined in the Studios Settlement Agreement) is reduced to $7,800,000 pursuant to Section 6.1.b. of the Studios Settlement Agreement, the aggregate purchase price for the Purchased Assets shall be $7,800,000 (collectively, as adjusted, as the case may be, the "**Purchase Price**"), plus the assumption of the Assumed Liabilities. Buyer shall pay the Purchase Price pursuant to a secured promissory note in the form of Exhibit C attached hereto (the "**Promissory Note**") pursuant to which Buyer shall pay to Seller, by wire transfer to Seller of immediately available funds or as otherwise agreed to in writing by Seller and Buyer, no later than 60 days prior to the due date of each quarterly payment described in Section 6 of the Studios Settlement Agreement, an amount equal to such quarterly payment (each such payment, a "**Buyer Payment**"), as further set forth in the Promissory Note. The first Buyer Payment shall be due on May 15, 2021, which, for the avoidance of doubt, shall be attributable to the quarterly payment due by Seller under the Studios Settlement Agreement on July 15, 2021. In addition, Buyer shall be obligated to make three (3) additional Buyer Payments following Seller's payment in full of the quarterly payments due by Seller under the Studios Settlement Agreement. The obligations of Buyer under the Promissory Note will be secured by the Purchased Assets.

Section 1.06   Allocation of Purchase Price. The Purchase Price and the Assumed Liabilities shall be allocated among the Purchased Assets for all purposes (including Tax and financial accounting) as shown on the allocation schedule set forth on Section 1.06 of the Disclosure Schedules (the "**Allocation Schedule**"). The Allocation Schedule shall be prepared in accordance with Section 1060 of the Internal Revenue Code of 1986, as amended. Buyer and Seller shall file all returns, declarations, reports, information returns and statements, and other documents relating to Taxes (including amended returns and claims for refund) ("**Tax Returns**") in a manner consistent with the Allocation Schedule.

Section 1.07   Withholding Tax. Buyer shall be entitled to deduct and withhold from the Purchase Price all Taxes that Buyer may be required to deduct and withhold under any provision of Tax Law. All such withheld amounts shall be treated as delivered to Seller hereunder.

Section 1.08 **Third Party Consents.** To the extent that Seller's rights under any Purchased Asset may not be assigned to Buyer without the consent of another Person which has not been obtained, this Agreement shall not constitute an agreement to assign the same if an attempted assignment would constitute a breach thereof or be unlawful, and Seller, at its expense, shall use its commercially reasonable efforts to obtain any such required consent(s) as promptly as possible. If any such consent shall not be obtained or if any attempted assignment would be ineffective or would materially impair Buyer's rights under the Purchased Asset in question so that Buyer would not in effect acquire the benefit of all such rights, Seller, to the maximum extent permitted by Law, shall act after the Closing as Buyer's agent in order to obtain for it the benefits thereunder and shall cooperate, to the maximum extent permitted by Law and the Purchased Asset, with Buyer in any other reasonable arrangement designed to provide such benefits to Buyer. Notwithstanding the foregoing, in the event of the Studios' objection to the transactions contemplated by this Agreement, the Parties shall discuss the associated risks of moving forward with the transactions contemplated by this Agreement. If either Party elects not to move forward as a result of the perceived risks associated with the Studios' object to this Agreement and the transactions contemplated hereby, then the Parties shall immediately take any and all steps necessary to unwind the sale of the Purchased Assets as contemplated by this Agreement.

ARTICLE II
CLOSING

Section 2.01 **Closing.** Subject to the terms and conditions of this Agreement, the consummation of the transactions contemplated by this Agreement (the "**Closing**") shall take place remotely by exchange of documents and signatures (or their electronic counterparts), at 12:01 a.m. Mountain Time, simultaneously with the execution of this Agreement, or at such other time or place or in such other manner as Seller and Buyer may mutually agree upon in writing. The date on which the Closing is to occur is herein referred to as the "**Closing Date**."

Section 2.02 **Closing Deliverables.**

(a) At the Closing, Seller shall deliver to Buyer the following:

(i) a bill of sale and assignment and assumption agreement in the form of Exhibit D attached hereto (the "**Bill of Sale**") and duly executed by Seller, transferring the Tangible Personal Property included in the Purchased Assets to Buyer and effecting the assignment to and assumption by Buyer of the Purchased Assets and the Assumed Liabilities;

(ii) an assignment in the form of Exhibit E hereto (the "**Intellectual Property Assignment**") and duly executed by Seller, transferring to Buyer all of Seller's right, title and interest in and to the following (collectively, the "**Intellectual Property Assets**"): all Intellectual Property as listed on Section 1.01(b) of the Disclosure Schedules that is owned by Seller and used or held for use in the conduct of the Business as currently conducted, together with all (i) royalties, fees, income, payments, and other proceeds now or hereafter due or payable to Seller with respect to such Intellectual Property, and (ii) claims and causes of action with respect to such Intellectual Property, whether accruing before, on, or after the date hereof, including all rights to and claims for damages, restitution, and injunctive and other legal or equitable relief for past, present, or future infringement, misappropriation, or other violation thereof;

(iii)   [redacted];

(iv)   an option agreement in the form of Exhibit F attached hereto (the "**Option Agreement**") pursuant to which Seller shall have the right to acquire the Purchased Assets upon the terms and conditions set forth in the Option Agreement;

(v)   the Promissory Note, duly executed by Seller;

(vi)   a certificate of the Secretary (or equivalent officer) of each Seller certifying as to (A) the resolutions of the board of directors/managers and the shareholders/members of each Seller, which authorize the execution, delivery, and performance of this Agreement, the Bill of Sale, the Intellectual Property Assignment, the IP License Agreement, the Option Agreement, and the other agreements, instruments, and documents required to be delivered in connection with this Agreement or at the Closing (collectively, the "**Transaction Documents**") and the consummation of the transactions contemplated hereby and thereby, and (B) the names and signatures of the officers of Seller authorized to sign this Agreement and the other Transaction Documents; and

(vii)   such other customary instruments of transfer or assumption, filings, or documents, in form and substance reasonably satisfactory to Buyer, as may be required to give effect to the transactions contemplated by this Agreement.

(b)   At the Closing, Buyer shall deliver to Seller the following:

(i)   the Bill of Sale duly executed by Buyer;

(ii)   the Intellectual Property Assignment duly executed by Buyer;

(iii)   the IP License Agreement duly executed by Buyer;

(iv)   the Option Agreement duly executed by Buyer;

(v)   the Promissory Note, duly executed by Buyer; and

(vi)   a certificate of the manager of Buyer certifying as to (A) the resolutions of the managers and member of Buyer, which authorize the execution, delivery, and performance of this Agreement and the Transaction Documents and the consummation of the transactions contemplated hereby and thereby, and (B) the names and signatures of the managers of Buyer authorized to sign this Agreement and the other Transaction Documents.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLER

Each Seller, jointly and severally, represents and warrants to Buyer that the statements contained in this Article III are true and correct as of the date hereof. As used herein, (i) "Knowledge of Seller" means the actual knowledge, after due inquiry, of Neal Harmon, Jeffrey Harmon and Patrick Reilly; and (ii) "Material Adverse Effect means any event, occurrence, fact, condition or change that is, or could reasonably be expected to become, individually or in the aggregate, materially adverse to the business, results of operations, financial condition or assets of the Business, including the value of the Purchased Assets; provided, however, that "Material Adverse Effect" shall not include any event, occurrence, fact, condition or change, directly or indirectly, arising out of or attributable to: (A) general economic or political conditions; (B) conditions generally affecting the industries in which the Business operates; (C) any matter of which Buyer is aware on the date hereof; (D) any changes in applicable Laws or accounting rules (including GAAP) or the enforcement, implementation or interpretation thereof; (E) any failure by the Business to meet any projections, forecasts or revenue or earnings predictions; or (F) the announcement, pendency or completion of the transactions contemplated by this Agreement; provided further, however, that any event, occurrence, fact, condition or change referred to in clauses (A) through (B) and (D) through (F) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, condition or change has a disproportionate effect on the Business compared to other participants in the industries in which the Business operates.

Section 3.01   Organization and Authority of Seller. Each Seller is, as the case may be, a corporation or limited liability company duly organized, validly existing, and in good standing under the Laws of the state of its incorporation or formation. Each Seller has full corporate or limited liability company power and authority to enter into this Agreement and the other Transaction Documents to which Seller is a party, to carry out its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Seller of this Agreement and any other Transaction Document to which Seller is a party, the performance by Seller of its obligations hereunder and thereunder, and the consummation by Seller of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate/limited liability company, board/manager, and shareholder/member, as the case may be, action on the part of Seller. Assuming due authorization, execution and delivery by Buyer, this Agreement and the Transaction Documents constitute legal, valid, and binding obligations of Seller enforceable against Seller in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors' rights generally and by general principles of equity.

Section 3.02   No Conflicts or Consents. The execution, delivery, and performance by Seller of this Agreement and the other Transaction Documents to which it is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (a) violate or conflict with any provision of the certificate of incorporation/formation, by-laws/operating agreement, or other governing documents of Seller; (b) violate or conflict with any provision of any statute, law, ordinance, regulation, rule, code, constitution, treaty, common law, other requirement, or rule of law of any Governmental Authority (collectively, "**Law**") or any order, writ, judgment, injunction, decree, stipulation, determination, penalty, or award entered by or with any Governmental Authority ("**Governmental Order**") applicable to Seller, the Business, or the Purchased Assets; (c) except for any notice to, or consent by, the Studios pursuant to the Studios Settlement Agreement and the Studios Security Agreement ("**Studios Notice**"),require the consent, notice, declaration, or filing with or other action by any individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity ("**Person**") or require any permit, license, or Governmental Order; (d) except for the Studios Notice, violate or conflict with, result in the acceleration of, or create in any party the right to accelerate, terminate, modify, or cancel any Contract to which Seller is a party or by which Seller or the Business is bound or to which any of the Purchased Assets are subject (including any Assigned Contract); or (e) except for the Studios Notice, result in the creation or imposition of any charge, claim, pledge, equitable interest, lien, security interest, restriction of any kind, or other encumbrance ("**Encumbrance**") on the Purchased Assets, except in the cases of clauses (b), (c) and (d), where the violation, conflict, breach, default, right, obligation, entitlement, creation, imposition or failure to obtain consent, or provide notice, declaration or filing would not have a Material Adverse Effect.

Section 3.03 **Financial Statements.** A complete copy of the unaudited income statement of Skip TV Holdings, LLC for the year ended December 31, 2020 (the "**Income Statement**") is set forth on Section 3.03 of the Disclosure Schedules. The Income Statement fairly presents in all material respects the financial performance of the Business during the year ended December 31, 2020 (the "**Income Statement Date**").

Section 3.04 **Undisclosed Liabilities.** Seller has no Liabilities with respect to the Business, except (a) those which are adequately reflected or reserved against in the statement of assets and liabilities set forth on Section 3.04 of the Disclosure Schedule ("**Asset and Liability Statement**") as of December 31, 2020 (the "**Asset and Liability Statement Date**"); and (b) those which have been incurred in the ordinary course of busines consistent with past practice since the Asset and Liability Statement Date and which are not, individually or in the aggregate, material in amount.

Section 3.05 **Absence of Certain Changes, Events, and Conditions.** Except as set forth on Section 3.05 of the Disclosure Schedules, since the Income Statement Date, and other than in the ordinary course of business consistent with past practice, there has not been any change, event, condition, or development that is, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.06 **Assigned Contracts.** Each Assigned Contract is valid and binding on Seller in accordance with its terms and is in full force and effect. Neither Seller nor, to the Knowledge of Seller, any other party thereto is in breach of or default under (or is alleged to be in breach of or default under), or has provided or received any notice of any intention to terminate, any Assigned Contract. No event or circumstance has occurred that would constitute an event of default under any Assigned Contract or result in a termination thereof. Complete and correct copies of each Assigned Contract (including all modifications, amendments, and supplements thereto and waivers thereunder) have been made available to Buyer. There are no disputes pending or, to the Knowledge of Seller, threatened under any Assigned Contract.

Section 3.07 **Title to Purchased Assets.** Except for the lien of the Studios under the Studios Settlement Agreement and Studios Security Agreement ("**Permitted Encumbrances**"), Seller has good and valid title to all of the Purchased Assets, free and clear of Encumbrances.

Section 3.08 **Condition and Sufficiency of Assets.** Each item of Tangible Personal Property is structurally sound, is in good operating condition and repair, and is adequate for the uses to which it is being put, and no item of Tangible Personal Property is in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost. The Purchased Assets are sufficient for the continued conduct of the Business after the Closing in substantially the same manner as conducted prior to the Closing and constitute all of the rights, property, and assets necessary to conduct the Business as currently conducted. None of the Excluded Assets will have a Material Adverse Effect on the Business in connection with their exclusion from the transactions contemplated hereby and the operation of the Business following Closing.

Section 3.09 **Intellectual Property.**

(a) Section 3.09(a) of the Disclosure Schedules contains a correct, current and complete list of: (i) all Intellectual Property Assets that are subject to any issuance, registration, or application by or with any Governmental Authority or authorized private registrar in any jurisdiction, including issued Patents, registered Trademarks, domain names and Copyrights, and pending applications for any of the foregoing ("**Intellectual Property Registrations**"), specifying as to each, as applicable: the title, mark, or design; the jurisdiction by or in which it has been issued, registered or filed; the patent, registration or application serial number; the issue, registration or filing date; and the current status; (ii) all unregistered Trademarks included in the Intellectual Property Assets; (iii) all proprietary Software included in the Intellectual Property Assets; and (iv) all other Intellectual Property Assets that are used or held for use in the conduct of the Business as currently conducted.

(b)   Section 3.09(b) of the Disclosure Schedules contains a correct, current and complete list of all Intellectual Property agreements, specifying for each the date, title, and parties thereto, and separately identifying the Intellectual Property agreements: (i) under which Seller is a licensor or otherwise grants to any Person any right or interest relating to any Intellectual Property Asset; (ii) under which Seller is a licensee or otherwise granted any right or interest relating to the Intellectual Property of any Person; and (iii) which otherwise relate to the Seller's ownership or use of any Intellectual Property in the conduct of the Business as currently conducted, in each case identifying the Intellectual Property covered by such Intellectual Property Agreement. Seller has provided Buyer with true and complete copies (or in the case of any oral agreements, a complete and correct written description) of all such Intellectual Property agreements, including all modifications, amendments and supplements thereto and waivers thereunder. Each Intellectual Property Agreement is valid and binding on Seller in accordance with its terms and is in full force and effect. Neither Seller nor any other party thereto is, or is alleged to be, in breach of or default under, or has provided or received any notice of breach of, default under, or intention to terminate (including by non-renewal), any Intellectual Property Agreement.

(c)   Except as set forth in Section 3.09(c) of the Disclosure Schedules and the Permitted Encumbrances, Seller is the sole and exclusive legal and beneficial, and with respect to the Intellectual Property Registrations, record, owner of all right, title and interest in and to the Intellectual Property Assets, and has the valid and enforceable right to use the Intellectual Property Assets for the conduct of the Business as currently conducted, in each case, free and clear of Encumbrances. The Intellectual Property Assets and all Intellectual Property in which Seller holds any rights or interests granted by any other Person, including any of Seller's Affiliates, that is used or held for use exclusively in the conduct of the Business as currently conducted ("**Licensed Intellectual Property**") are all of the Intellectual Property necessary to operate the Business as presently conducted. Seller has entered into binding, valid and enforceable written Contracts with each current and former employee and independent contractor who is or was involved in or has contributed to the invention, creation, or development of any Intellectual Property during the course of employment or engagement with Seller whereby such employee or independent contractor (i) acknowledges Seller's exclusive ownership of all Intellectual Property Assets invented, created or developed by such employee or independent contractor within the scope of his or her employment or engagement with Seller; (ii) grants to Seller a present, irrevocable assignment of any ownership interest such employee or independent contractor may have in or to such Intellectual Property, to the extent such Intellectual Property does not constitute a "work made for hire" under applicable Law; and (iii) irrevocably waives any right or interest, including any moral rights, regarding such Intellectual Property, to the extent permitted by applicable Law. Seller has provided Buyer with true and complete copies of all such Contracts, except where failure to have such an agreement will not have a Material Adverse Effect on the Business. All assignments and other instruments necessary to establish, record, and perfect Seller's ownership interest in the Intellectual Property Registrations have been validly executed, delivered, and filed with the relevant Governmental Authorities and authorized registrars except where such failure to establish, record or perfect would not have a Material Adverse Effect on the Business.

(d)   Except for the Studios Notice, neither the execution, delivery, or performance of this Agreement, nor the consummation of the transactions contemplated hereunder, will result in the loss or impairment of or payment of any additional amounts with respect to, or require the consent of any other Person in respect of, the Buyer's right to own or use any Intellectual Property Assets or Licensed Intellectual Property in the conduct of the Business as currently conducted. Immediately following the Closing, all Intellectual Property Assets will be owned or available for use by Buyer on substantially the same terms as they were owned or available for use by Seller immediately prior to the Closing.

(e)   To the Knowledge of Seller, all of the Intellectual Property Assets and Licensed Intellectual Property are valid and enforceable, and all Intellectual Property Registrations are subsisting and in full force and effect. Seller has taken all necessary steps to maintain and enforce the Intellectual Property Assets and Licensed Intellectual Property and to preserve the confidentiality of all trade secrets included in the Intellectual Property Assets, including by requiring all Persons having access thereto to execute binding, written non-disclosure agreements, except where such failure would not have a Material Adverse Effect on the Business. All required filings and fees related to the Intellectual Property Registrations have been timely submitted with and paid to the relevant Governmental Authorities and authorized registrars. Seller has provided or made available to Buyer true and complete copies of all file histories, documents, certificates, office actions, correspondence, assignments, and other instruments relating to the Intellectual Property Registrations.

(f)   [Reserved.]

(g)   [Reserved.]

(h)   Section 3.09(h) of the Seller Disclosure Schedules contains a correct, current, and complete list of all social media accounts used by Seller in the conduct of the Business. Seller has complied with all terms of use, terms of service, and other Contracts and all associated policies and guidelines relating to its use of any social media platforms, sites, or services in the conduct of the Business (collectively, "**Platform Agreements**") except where such failure to comply would not have a Material Adverse Effect. There are no Actions settled, pending, or, to the Knowledge of Seller, threatened alleging (A) any breach or other violation of any Platform Agreement by Seller; or (B) defamation, any violation of publicity rights of any Person, or any other violation by Seller in connection with its use of social media in the conduct of the Business which if determined adversely to Seller would result in a Material Adverse Effect.

(i)   All Software, computer hardware, servers, networks, platforms, peripherals, and similar or related items of automated, computerized, or other information technology (IT) networks and systems (including telecommunications networks and systems for voice, data, and video) owned, leased, licensed, or used (including through cloud-based or other third-party service providers) in the conduct of the Business and included in the Purchased Assets ("**Business IT Systems**") are in good working condition.

(j)   Seller has complied in all material respects with all applicable Laws and all internal or publicly posted policies, notices, and statements concerning the collection, use, processing, storage, transfer, and security of personal information in the conduct of the Business except where such failure to comply would not have a Material Adverse Effect. In the past two (2) years, to the Knowledge of Seller (i) there has not been any actual, alleged, or suspected data breach or other security incident involving personal information in its possession or control or (ii) Seller has not been subject to or received any notice of any audit, investigation, complaint, or other Action by any Governmental Authority or other Person concerning the Company's collection, use, processing, storage, transfer, or protection of personal information or actual, alleged, or suspected violation of any applicable Law concerning privacy, data security, or data breach notification, in each case in connection with the conduct of the Business, and there are no facts or circumstances that could reasonably be expected to give rise to any such Action. From and after the Closing Date, Buyer assumes all risk and liability for (i) all unknown and unsuspected data breaches or other security incidents, actual or alleged, involving personal information in Seller's possession or control, and (ii) any notice of audit, investigation, complaint, or other Action by any Governmental Authority or other Person concerning Buyer's collection, use, processing, storage, transfer, or protection of personal information arising from any unknown and unsuspected violation, whether actual, alleged, or potential, of any applicable Law or regulation concerning privacy, data security, or data breach notification.

Section 3.10 **Accounts Receivable.** The Accounts Receivable: (a) have arisen from bona fide transactions entered into by Seller involving the sale of goods or the rendering of services in the ordinary course of business consistent with past practice; (b) constitute only valid, undisputed claims of Seller not subject to claims of set-off or other defenses or counterclaims other than normal cash discounts accrued in the ordinary course of business consistent with past practice; and (c) are collectible in full within ninety (90) days after billing.

Section 3.11 **Reserved.**

Section 3.12 **Legal Proceedings; Governmental Orders.**

(a) Except as set forth on Section 3.12 of the Disclosure Schedules, there are no claims, actions, causes of action, demands, lawsuits, arbitrations, inquiries, audits, notices of violation, proceedings, litigation, citations, summons, subpoenas, or investigations of any nature, whether at law or in equity (collectively, "**Actions**") pending or, to the Knowledge of Seller, threatened against or by Seller: (i) relating to or affecting the Business, the Purchased Assets, or the Assumed Liabilities which if determined adversely to Seller would result in a Material Adverse Effect; or (ii) that challenge or seek to prevent, enjoin, or otherwise delay the transactions contemplated by this Agreement. No event has occurred or circumstances exist that may give rise to, or serve as a basis for, any such Action.

(b) There are no outstanding Governmental Orders against, relating to, or affecting the Business or the Purchased Assets and no unsatisfied judgments, penalties or awards against or affecting the Business or the Purchased Assets that would have a Material Adverse Effect.

Section 3.13 **Compliance with Laws.** Except for the Copyright Act (Title 17 of the U.S. Code (17 U.S.C. §§ 101-1401)) (the "**Copyright Act**"), Seller is in compliance with all Laws applicable to the conduct of the Business as currently conducted or the ownership and use of the Purchased Assets, except where the failure to be in compliance would not have a Material Adverse Effect.

Section 3.14 **Reserved.**

Section 3.15 **Employment Matters.**

(a) Seller is not, and has not been for the past two (2) years, a party to, bound by, or negotiating any collective bargaining agreement or other Contract with a union, works council or labor organization (collectively, "**Union**"), and there is not, and has not been for the past two (2) years, any Union representing or purporting to represent any employee of Seller, and no Union or group of employees is seeking or has sought to organize employees for the purpose of collective bargaining. There has never been, nor has there been any threat of, any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime or other similar labor disruption or dispute affecting Seller or any employees of the Business. Seller has no duty to bargain with any Union.

(b)   Seller is and has been in compliance with all applicable Laws pertaining to employment and employment practices to the extent they relate to employees, volunteers, interns, consultants and independent contractors of the Business, including all Laws relating to labor relations, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, wages, hours, overtime compensation, child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, health and safety, workers' compensation, leaves of absence, paid sick leave and unemployment insurance, except to the extent that non-compliance would not result in a Material Adverse Effect. All individuals characterized and treated by Seller as consultants or independent contractors of the Business are properly treated as independent contractors under all applicable Laws. All employees of the Business classified as exempt under the Fair Labor Standards Act and state and local wage and hour laws are properly classified. Seller is in compliance with and has complied with all immigration laws, including Form I-9 requirements and any applicable mandatory E-Verify obligations. There are no Actions against Seller pending, or to the Seller's Knowledge, threatened to be brought or filed, by or with any Governmental Authority or arbitrator in connection with the employment of any current or former applicant, employee, consultant, volunteer, intern or independent contractor of the Business, including, without limitation, any charge, investigation or claim relating to unfair labor practices, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, wages, hours, overtime compensation, employee classification, child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, health and safety, workers' compensation, leaves of absence, paid sick leave, unemployment insurance or any other employment related matter arising under applicable Laws, which if determined adversely to Seller would result in a Material Adverse Effect.

(c)   Seller has complied with the federal Worker Adjustment and Retraining Notification Act of 1988, and similar state, local and foreign laws related to plant closings, relocations, mass layoffs and employment losses (the "**WARN Act**").

Section 3.16   Taxes. All Taxes due and owing by Seller with respect to the Business have been, or will be, timely paid. No extensions or waivers of statutes of limitations have been given or requested with respect to any Taxes of Seller. All Tax Returns required to be filed by Seller with respect to the Business for any tax periods prior to Closing have been, or will be, timely filed. Such Tax Returns are, or will be, true, complete, and correct in all respects. The term "**Taxes**" means all federal, state, local, foreign, and other income, gross receipts, sales, use, production, ad valorem, transfer, documentary, franchise, registration, profits, license, withholding, payroll, employment, unemployment, excise, severance, stamp, occupation, premium, property (real or personal), customs, duties, or other taxes, fees, assessments, or charges of any kind whatsoever, together with any interest, additions, or penalties with respect thereto.

Section 3.17   Brokers. No broker, finder, or investment banker is entitled to any brokerage, finder's, or other fee or commission in connection with the transactions contemplated by this Agreement or any other Transaction Document based upon arrangements made by or on behalf of Seller.

Section 3.18   Full Disclosure. No representation or warranty by Seller in this Agreement and no statement contained in the Disclosure Schedules to this Agreement or any certificate or other document furnished or to be furnished to Buyer pursuant to this Agreement contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE III (INCLUDING THE RELATED PORTIONS OF THE DISCLOSURE SCHEDULES), NEITHER SELLER NOR ANY OTHER PERSON HAS MADE OR MAKES ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY, EITHER WRITTEN OR ORAL, ON BEHALF OF SELLER, INCLUDING (I) ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR AGAINST INFRINGEMENT, (II) ANY REPRESENTATION OR WARRANTY AS TO THE ACCURACY OR COMPLTEMENSS OF ANY INFORMATION REGARDING THE BUSINESS AND THE PURCHASED ASSEST FURNISHED OR MADE AVAILABLE TO BUYER; (III) ANY REPRESENTATION OR WARRANTY AS TO THE FUTURE REVENUE, PROFITABILITY OR SUCCESS OF THE BUSINESS; OR (IV) ANY REPRESENTATION OR WARRANTY ARISING FROM STATUTE OR OTHERWISE IN LAW**.**

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller that the statements contained in this Article IV are true and correct as of the date hereof.

Section 4.01   Organization and Authority of Buyer. Buyer is a limited liability company duly organized, validly existing, and in good standing under the Laws of the State of Utah. Buyer has full limited liability company power and authority to enter into this Agreement and the other Transaction Documents to which Buyer is a party, to carry out its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Buyer of this Agreement and any other Transaction Document to which Buyer is a party, the performance by Buyer of its obligations hereunder and thereunder, and the consummation by Buyer of the transactions contemplated hereby and thereby have been duly authorized by all requisite limited liability company action on the part of Buyer. This Agreement and the Transaction Documents constitute legal, valid, and binding obligations of Buyer enforceable against Buyer in accordance with their respective terms except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors' rights generally and by general principles of equity.

Section 4.02   No Conflicts; Consents. The execution, delivery, and performance by Buyer of this Agreement and the other Transaction Documents to which it is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (a) violate or conflict with any provision of the certificate of organization, operating agreement, or other organizational documents of Buyer; (b) violate or conflict with any provision of any Law or Governmental Order applicable to Buyer; or (c) require the consent, notice, declaration, or filing with or other action by any Person or require any permit, license, or Governmental Order.

Section 4.03   Brokers. No broker, finder, or investment banker is entitled to any brokerage, finder's, or other fee or commission in connection with the transactions contemplated by this Agreement or any other Transaction Document based upon arrangements made by or on behalf of Buyer.

Section 4.04   Legal Proceedings. There are no Actions pending or, to Buyer's knowledge, threatened against or by Buyer that challenge or seek to prevent, enjoin, or otherwise delay the transactions contemplated by this Agreement. No event has occurred or circumstances exist that may give rise to, or serve as a basis for, any such Action.

Section 4.05   Independent Investigation. Buyer has conducted its own independent investigation, review and analysis of the Business and the Purchased Assets, and acknowledges that it has been provided access to the personnel, properties, assets, premises, books and records, and other documents and data of Seller for such purpose. Buyer acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, Buyer has relied solely upon its own investigation and the express representations and warranties of Seller set forth in Article III of this Agreement (including related portions of the Disclosure Schedules); and (b) neither Seller nor any other Person has made any representation or warranty as to Seller, the Business, the Purchased Assets or this Agreement, except as expressly set forth in Article III of this Agreement (including the related portions of the Disclosure Schedules).

ARTICLE V
COVENANTS

Section 5.01   **Confidentiality.** From and after the Closing, Seller shall, and shall cause its Affiliates to, hold, and shall use its reasonable efforts to cause its or their respective directors, officers, employees, consultants, counsel, accountants, and other agents ("**Representatives**") to hold, in confidence any and all information, whether written or oral, concerning the Business, except to the extent that Seller can show that such information: (a) is generally available to and known by the public through no fault of Seller, any of its Affiliates, or their respective Representatives; or (b) is lawfully acquired by Seller, any of its Affiliates, or their respective Representatives from and after the Closing from sources which are not prohibited from disclosing such information by a legal, contractual, or fiduciary obligation. Notwithstanding the foregoing, Seller shall have the right to disclose any and all such information to the Studios or other third parties to the extent required under the Studios Settlement Agreement, the Studios Security Agreement or applicable Laws. If Seller or any of its Affiliates or their respective Representatives are compelled to disclose any information by Governmental Order or Law, Seller shall promptly notify Buyer in writing and shall disclose only that portion of such information which is legally required to be disclosed; *provided*, that Seller shall use reasonable best efforts to obtain as promptly as possible an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information. Buyer shall, and shall cause its Affiliates to, hold and cause its or their respective directors, officers, employees, consultants, counsel, accountants, and other agents to hold, in confidence any and all information, whether written or oral, concerning the Studios Settlement Agreement and the Studios Security Agreement, except to the extent that Buyer can show that such information: (a) is generally available to and known by the public through no fault of Buyer, any of its Affiliates, or their respective Representatives; or (b) is lawfully acquired by Buyer, any of its Affiliates, or their respective Representatives from and after the Closing from sources which are not prohibited from disclosing such information by a legal, contractual, or fiduciary obligation.

Section 5.02   **Business Restrictions.**

(a)   Seller acknowledges the competitive nature of the Business and accordingly agrees, in connection with the sale of the Purchased Assets, including the goodwill of the Business, which Buyer considers to be a valuable asset, and in exchange for good and valuable consideration, that Seller shall comply with the terms and conditions set forth in the IP License Agreement and, without limiting the terms and conditions set forth in the IP License Agreement, for a period of two (2) years commencing on the Closing Date (the "**Restricted Period**") and subject to Section 5.02(e) below, Seller shall not, and shall not permit any of its Affiliates to, directly or indirectly, (i) engage in or assist others in engaging in any filtering services (for purposes of this subsection (a), the "**Restricted Filtering Business**") in the United States (the "**Territory**"); (ii) have an interest in any Person that engages directly or indirectly in the Restricted Business in the Territory in any capacity, including as a partner, shareholder, director, member, manager, employee, principal, agent, trustee, or consultant; or (iii) cause, induce, or encourage any material actual or prospective client, customer, supplier, or licensor of the Business (including any existing or former client or customer of Seller and any Person that becomes a client or customer of the Business after the Closing), or any other Person who has a material business relationship with the Business, to terminate or modify any such actual or prospective relationship. Notwithstanding the foregoing, Seller may own, directly or indirectly, solely as an investment, securities of any Person engaged in the Restricted Filtering Business traded on any national securities exchange if Seller is not a controlling Person of, or a member of a group which controls, such Person and does not, directly or indirectly, own five percent (5%) or more of any class of securities of such Person.

(b)   Buyer acknowledges the competitive nature of the Seller's business and accordingly agrees, in connection with the sale of the Purchased Assets, and in exchange for good and valuable consideration, that during the Restricted Period, Buyer shall not, and shall not permit any of its Affiliates to, directly or indirectly, (i) engage in or assist others in engaging in any content production (for purposes of this subsection (b), the "**Restricted Content Business**") in the Territory; (ii) have an interest in any Person that engages directly or indirectly in the Restricted Content Business in the Territory in any capacity, including as a partner, shareholder, director, member, manager, employee, principal, agent, trustee, or consultant; or (iii) cause, induce, or encourage any material actual or prospective client, customer, supplier, or licensor of the Seller's business (including any existing or former client or customer of Seller and any Person that becomes a client or customer of Seller's business after the Closing), or any other Person who has a material business relationship with Seller's business, to terminate or modify any such actual or prospective relationship. Notwithstanding the foregoing, Seller may own, directly or indirectly, solely as an investment, securities of any Person engaged in the Restricted Content Business traded on any national securities exchange if Seller is not a controlling Person of, or a member of a group which controls, such Person and does not, directly or indirectly, own five percent (5%) or more of any class of securities of such Person.

(c)   Each party acknowledges that a breach or threatened breach of this Section 5.02 would give rise to irreparable harm to the other party, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by such party of any such obligations, the other party shall, in addition to any and all other rights and remedies that may be available to it in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance, and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

(d)   Each of Buyer and Seller acknowledges that the restrictions contained in this Section 5.02 are reasonable and necessary to protect the legitimate interests of each party and constitute a material inducement to such party to enter into this Agreement and consummate the transactions contemplated by this Agreement. In the event that any covenant contained in this Section 5.02 should ever be adjudicated to exceed the time, geographic, product or service, or other limitations permitted by applicable Law in any jurisdiction or any Governmental Order, then any court is expressly empowered to reform such covenant in such jurisdiction to the maximum time, geographic, product or service, or other limitations permitted by applicable Law or such Governmental Order. The covenants contained in this Section 5.02 and each provision hereof are severable and distinct covenants and provisions. The invalidity or unenforceability of any such covenant or provision as written shall not invalidate or render unenforceable the remaining covenants or provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such covenant or provision in any other jurisdiction.

(e)   Notwithstanding anything to the contrary set forth in this Section 5.02, Seller shall be permitted to perform the filtering services only as explicitly outlined in the IP License Agreement.

Section 5.03   Public Announcements. Unless otherwise required by applicable Law, no party to this Agreement shall make any public announcements or engage in communications with customers of Seller, in each case in respect of this Agreement or the transactions contemplated hereby, without the prior written consent of the other party (which consent shall not be unreasonably withheld or delayed), and the parties shall cooperate as to the timing and contents of any such announcement.

Section 5.04   Bulk Sales Laws. The parties hereby waive compliance with the provisions of any bulk sales, bulk transfer, or similar Laws of any jurisdiction that may otherwise be applicable with respect to the sale of any or all of the Purchased Assets to Buyer. Any Liabilities arising out of the failure of Seller to comply with the requirements and provisions of any bulk sales, bulk transfer, or similar Laws of any jurisdiction which would not otherwise constitute Assumed Liabilities shall be treated as Excluded Liabilities.

Section 5.05   Receivables. From and after the Closing, if Seller or any of its Affiliates receives or collects any funds relating to any Accounts Receivable or any other Purchased Asset, Seller or its Affiliate shall remit such funds to Buyer within five (5) business days after its receipt thereof. From and after the Closing, if Buyer or its Affiliate receives or collects any funds relating to any Excluded Asset, Buyer or its Affiliate shall remit any such funds to Seller within five (5) business days after its receipt thereof.

Section 5.06   Transfer Taxes. All sales, use, registration, and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement and the other Transaction Documents, if any, shall be borne and paid by Seller when due. Seller shall, at its own expense, timely file any Tax Return or other document with respect to such Taxes or fees (and Buyer shall cooperate with respect thereto as necessary).

Section 5.07   Compliance with Studios Settlement Agreement. Notwithstanding anything to the contrary herein, and subject to Section 6.05, each of Seller and Buyer agrees that it comply with the terms of the Studios Settlement Agreement.

Section 5.08   Customer Data. The parties shall work together to ensure that no sensitive customer data pertaining exclusively to the Business, other than customer filtering information, customer names, information and email addresses set forth on the Email List and Billing Information, shall be retained in any Seller hard copy or digital database in a manner sufficient to comply with applicable data privacy Laws.

Section 5.09   [redacted]

Section 5.10   [redacted]

Section 5.11   **[redacted]**

Section 5.12   Employees and Employee Benefits.

(a)   Commencing on the Closing Date, Seller shall terminate all employees of the Business who are actively at work on the Closing Date, and, at Buyer's sole discretion, Buyer may offer employment, on an "at will" basis, to any or all of such employees. Buyer shall, prior to the Closing Date, communicate to the Seller which employees it does not intend to reoffer employment. Seller shall bear any and all obligations and liability under the WARN Act resulting from employment losses pursuant to this Section 6.05.

(b)   Seller shall be solely responsible, and Buyer shall have no obligations whatsoever for, any compensation or other amounts payable to any current or former employee, officer, director, independent contractor or consultant of the Business, including, without limitation, hourly pay, commission, bonus, salary, accrued vacation, fringe, pension or profit sharing benefits or severance pay for any period relating to the service with Seller at any time on or prior to the Closing Date and Seller shall pay all such amounts to all entitled persons on or prior to the Closing Date.

(c)   Seller shall remain solely responsible for the satisfaction of all claims for medical, dental, life insurance, health accident or disability benefits brought by or in respect of current or former employees, officers, directors, independent contractors or consultants of the Business or the spouses, dependents or beneficiaries thereof, which claims relate to events occurring on or prior to the Closing Date. Seller also shall remain solely responsible for all worker's compensation claims of any current or former employees, officers, directors, independent contractors or consultants of the Business which relate to events occurring on or prior to the Closing Date. Seller shall pay, or cause to be paid, all such amounts to the appropriate persons as and when due.

Section 5.13   [redacted]

Section 5.14   Further Assurances. Following the Closing, each of the parties hereto shall, and shall cause their respective Affiliates to, execute and deliver such additional documents, instruments, conveyances, and assurances and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the transactions contemplated by this Agreement and the other Transaction Documents.

**ARTICLE VI
INDEMNIFICATION**

Section 6.01   Survival. Subject to the limitations and other provisions of this Agreement, the representations and warranties in this Agreement shall survive for a period of twelve (12) months following the Closing Date (the "**Survival Period**"). All covenants or other agreements contained in this Agreement shall survive the Closing Date for the Survival Period unless such covenants or other agreements that by their terms contemplate performance after the Survival Period, and each such surviving covenant and agreement shall survive the Closing for the period contemplated by its terms. Notwithstanding the foregoing, any claims asserted in good faith with reasonable specificity (to the extent known at such time) and in writing by notice from the non-breaching party to the breaching party prior to the expiration date of the applicable survival period shall not thereafter be barred by the expiration of such survival period and such claims shall survive until finally resolved.

Section 6.02   Indemnification by Seller. Subject to the other terms and conditions of this Article VI, each Seller shall, on a joint and several basis, indemnify and defend each of Buyer and its Affiliates and their respective Representatives (collectively, the "**Buyer Indemnitees**") against, and shall hold each of them harmless from and against, any and all losses, damages, liabilities, deficiencies, Actions, judgments, interest, awards, penalties, fines, costs, or expenses of whatever kind, including reasonable attorneys' fees (collectively, "**Losses**"), incurred or sustained by, or imposed upon, the Buyer Indemnitees based upon, arising out of, or with respect to:

(a)   any inaccuracy in or breach of any of the representations or warranties of Seller contained in this Agreement, any other Transaction Document, or any schedule, certificate, or exhibit related thereto, as of the date such representation or warranty was made or as if such representation or warranty was made on and as of the Closing Date (except for representations and warranties that expressly relate to a specified date, the inaccuracy in or breach of which will be determined with reference to such specified date);

(b)   any breach or non-fulfillment of any covenant, agreement, or obligation to be performed by Seller pursuant to this Agreement, any other Transaction Document, or any schedule, certificate, or exhibit related thereto;

(c)   any Excluded Asset or any Excluded Liability;

(d)   the exercise by the Studios of its rights under the Studios Settlement Agreement and related Studios Security Agreement to foreclose on the Purchased Assets as a result of Seller (and not Buyer) being responsible for the occurrence of "strikes" under the Studios Settlement Agreement; or

(e)   subject in all respects to Section 1.03(a)(vi), any Third Party Claim based upon, resulting from, or arising out of the business, operations, properties, assets, or obligations of Seller or any of its Affiliates (other than the Purchased Assets or Assumed Liabilities) conducted, existing, or arising on or prior to the Closing Date. For purposes of this Agreement, "**Third Party Claim**" means notice of the assertion or commencement of any Action made or brought by any Person who is not a party to this Agreement or an Affiliate of a party to this Agreement or a Representative of the foregoing.

Section 6.03   Indemnification by Buyer. Subject to the other terms and conditions of this Article VI, Buyer shall indemnify and defend each of Seller and its Affiliates and their respective Representatives (collectively, the "**Seller Indemnitees**") against, and shall hold each of them harmless from and against any and all Losses incurred or sustained by, or imposed upon, the Seller Indemnitees based upon, arising out of, or with respect to:

(a)   any inaccuracy in or breach of any of the representations or warranties of Buyer contained in this Agreement, any other Transaction Document, or any schedule, certificate, or exhibit related thereto, as of the date such representation or warranty was made or as if such representation or warranty was made on and as of the Closing Date (except for representations and warranties that expressly relate to a specified date, the inaccuracy in or breach of which will be determined with reference to such specified date);

(b)   any breach or non-fulfillment of any covenant, agreement, or obligation to be performed by Buyer pursuant to this Agreement, any other Transaction Document, or any schedule, certificate, or exhibit related thereto;

(c)   any Assumed Liability; or

(d)   the exercise by the Studios of its rights under the Studios Settlement Agreement and related Studios Security Agreement to foreclose on Seller's assets as a result of Buyer (and not Seller) being responsible for the occurrence of "strikes" under the Studios Settlement Agreement; provided, for the avoidance of doubt, that the Buyer shall only be liable for Liabilities up to the Maximum Studios Amount; and, for further avoidance of doubt, in the event the total liability of Seller under the Studios Settlement Agreement is increased or equals, for any reason, an amount greater than the Maximum Studios Amount, Buyer shall not be obligated to indemnify Seller for any amount in excess of the Maximum Studios Amount.

Section 6.04   Indemnification Procedures. Whenever any claim shall arise for indemnification hereunder, the party entitled to indemnification (the "**Indemnified Party**") shall promptly provide written notice of such claim to the other party (the "**Indemnifying Party**"). In connection with any claim giving rise to indemnity hereunder resulting from or arising out of any Action by a Person who is not a party to this Agreement, the Indemnifying Party, at its sole cost and expense and upon written notice to the Indemnified Party, may assume the defense of any such Action with counsel reasonably satisfactory to the Indemnified Party. The Indemnified Party shall be entitled to participate in the defense of any such Action, with its counsel and at its own cost and expense. If the Indemnifying Party does not assume the defense of any such Action, the Indemnified Party may, but shall not be obligated to, defend against such Action in such manner as it may deem appropriate, including settling such Action, after giving notice of it to the Indemnifying Party, on such terms as the Indemnified Party may deem appropriate and no action taken by the Indemnified Party in accordance with such defense and settlement shall relieve the Indemnifying Party of its indemnification obligations herein provided with respect to any damages resulting therefrom. The Indemnifying Party shall not settle any Action without the Indemnified Party's prior written consent (which consent shall not be unreasonably withheld or delayed).

Section 6.05   Certain Limitations.

(a)   Payments by an Indemnifying Party pursuant to this Article 6 in respect of any Loss shall be limited to the amount of any liability or damage that remains after deducting therefrom any insurance proceeds and any indemnity, contribution or other similar payment received by the Indemnified Party in respect of any such claim. The Indemnified Party shall use its commercially reasonably efforts to recover under insurance policies or indemnity, contribution or other similar agreements for any Losses prior to seeking indemnification under this Agreement.

(b)   In no event shall any Indemnifying Party be liable to any Indemnified Party for any incidental, consequential, special or indirect damages, including loss of future revenue or income, loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement, or diminution of value.

(c)   Each Indemnified Party shall take, and cause its Affiliates to take, all reasonable steps to mitigate any Loss upon becoming aware of any event or circumstance that would be reasonably expected to, or does, give rise thereto, including incurring costs only to the minimum extent necessary to remedy the breach that gives rise to such Loss.

Section 6.06   Exclusive Remedies. Subject to Section 7.10, Seller and Purchaser acknowledge and **agree** that their sole and exclusive remedy with respect to any and all claims (other than claims arising from fraud on the part of a party hereto in connection with the transactions contemplated by this Agreement) for any breach of any representation, warranty, covenant or agreement set forth herein or otherwise relating to the subject matter of this Agreement, shall be pursuant to the indemnification provisions set forth in this Article 6. In furtherance of the foregoing, each party hereby waives, to the fullest extent permitted under the Law, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant or agreement set forth herein or otherwise relating to the subject matter of this Agreement it may have against the other party hereto and their Affiliates and each of their respective representatives arising under or based upon any Law, except pursuant to the indemnification provisions set forth in this Article 6. Nothing in this Section 6.06 shall limit any Person's right to seek and obtain any equitable relief to which any Person shall be entitled pursuant to Section 7.10 or to seek any remedy on account of fraud by any party hereto.

Section 6.07   [redacted]

ARTICLE VII
MISCELLANEOUS

Section 7.01   **Expenses.** All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses

Section 7.02   **Notices.** All notices, claims, demands, and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient, or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 7.02):

If to Seller:	[redacted]
If to Buyer:	[redacted]
with a copy to:	Parr Brown Gee & Loveless
	101 S. 200 E., Ste. #700
	Salt Lake City, UT
	Email: jcovey@parrbrown.com
	Attention: Joseph M. R. Covey

Section 7.03 **Interpretation; Headings.** This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement

Section 7.04 **Severability.** If any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement.

Section 7.05 **Entire Agreement.** This Agreement and the other Transaction Documents constitute the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersede all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter. In the event of any inconsistency between the statements in the body of this Agreement and those in the other Transaction Documents, the Exhibits, and the Disclosure Schedules (other than an exception expressly set forth as such in the Disclosure Schedules), the statements in the body of this Agreement will control.

Section 7.06 **Successors and Assigns.** This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither party may assign its rights or obligations hereunder without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed. Any purported assignment in violation of this Section shall be null and void. No assignment shall relieve the assigning party of any of its obligations hereunder.

Section 7.07 **Amendment and Modification; Waiver.** This Agreement may only be amended, modified, or supplemented by an agreement in writing signed by each party hereto. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No failure to exercise, or delay in exercising, any right or remedy arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right or remedy hereunder preclude any other or further exercise thereof or the exercise of any other right or remedy.

Section 7.08 **Governing Law; Submission to Jurisdiction; Waiver of Jury Trial.**

(a) This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction). Any legal suit, action, proceeding, or dispute arising out of or related to this Agreement, the other Transaction Documents, or the transactions contemplated hereby or thereby may be instituted in the federal courts of the United States of America or the courts of the State of Utah in each case located in the city of Salt Lake City and county of Salt Lake, and each party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action, proceeding, or dispute.

(b)   EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE OTHER TRANSACTION DOCUMENTS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL ACTION, PROCEEDING, CAUSE OF ACTION, OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, INCLUDING ANY EXHIBITS AND SCHEDULES ATTACHED TO THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT THE OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION; (II) EACH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (III) EACH PARTY MAKES THIS WAIVER KNOWINGLY AND VOLUNTARILY; AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

Section 7.09   Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, email, or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

Section 7.10   Specific Performance. Each of the parties acknowledges and agrees that a breach of this Agreement by it would cause irreparable damage to the other party and that the other party will not have an adequate remedy at law. Therefore, the obligations of the parties under this Agreement shall be enforceable by a decree of specific performance issued by any court of competent jurisdiction, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, be cumulative and not exclusive and shall be in addition to any other remedies which any party may have under this Agreement.

Section 7.11   Non-Recourse. This Agreement may only be enforced against, and any claim, action suit or other legal proceeding based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, may only be brought against the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. No past, present or future director, officer, employee, incorporator, manager, member, partner, stockholder, Affiliate, agent, attorney or other representative of any party hereto or of any Affiliate of any party hereto, or any of their successors or permitted assigns, shall have any liability for any obligations or liabilities of any party hereto under this Agreement or for any claim, action, suit or other legal proceeding based on, in respect of or by reason of the transactions contemplated hereby.

[*Remainder of page intentionally left blank; signature page follows.*]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

VIDANGEL, INC.

By: /s/Neal Harmon
Name: Neal Harmon
Title: Chief Executive Officer

SKIP TV HOLDINGS, LLC

By: /s/Neal Harmon
Name: Neal Harmon
Title: Chief Executive Officer

VIDANGEL ENTERTAINMENT, LLC

By: /s/Bill Aho
Name: Bill Aho
Title: Manager

25

EXHIBIT A
DEFINITIONS CROSS-REFERENCE TABLE

The following terms have the meanings set forth in the location in this Agreement referenced below:

Term	Section
Accounts Receivable	Section 1.01(c)
Actions	Section 3.12(a)
Affiliate	Section 1.04
Agreement	Preamble
Allocation Schedule	Section 1.06
Asset and Liability Statement	Section 3.04
Asset and Liability Date	Section 3.04
Assigned Contracts	Section 1.01(d)
Assumed Liabilities	Section 1.03(a)
Assumed Liabilities Date	Section 1.03(a)(vi)
Bill of Sale	Section 2.02(a)(i)
Billing Information	Section 1.01(f)
Books and Records	Section 1.01(k)
Business	Recitals
Business IT Systems	Section 3.09(i)
Buyer	Preamble
Buyer Indemnitees	Section 6.02
Buyer Payment	Section 1.05
ClearPlay	Section 5.09
ClearPlay Litigation	Section 5.09
Closing	Section 2.01
Closing Date	Section 2.01
Contracts	Section 1.01(d)

Control	Section 1.04
Copyright Act	Section 3.13
Copyright Amendment	Section 1.03(a)(vi)
Disclosure Schedules	Section 1.01(d)
Domain Names	Section 1.01(a)
Email List	Section 1.01(e)
Encumbrance	Section 3.02
Excluded Assets	Section 1.02
Excluded Liabilities	Section 1.04
Financial Statements	Section 3.03
Governmental Authority	Section 1.01(k)
Governmental Order	Section 3.02
Income Statement	Section 3.03
Income Statement Date	Section 3.03
Indemnified Party	Section 6.04
Indemnifying Party	Section 6.04
Intellectual Property	Section 1.01(b)
Intellectual Property Assets	Section 2.02(a)(ii)
Intellectual Property Assignment	Section 2.02(a)(ii)
Intellectual Property Registrations	Section 3.09(a)
Law	Section 3.02
Liabilities	Section 1.03(b)
Licensed Intellectual Property	Section 3.09(c)
Losses	Section 6.02
Marks	Section 1.01(b)
Maximum Studios Amount	Section 1.05
Permitted Encumbrances	Section 3.07

Person	Section 3.02
Platform Agreements	Section 3.09(h)
Prepaids	Section 1.01(f)
Promissory Note	Section 1.05
Purchased Assets	Section 1.01
Purchase Price	Section 1.05
Representatives	Section 5.01
Restricted Content Business	Section 5.02(b)
Restricted Content Business	Section 5.02(a)
Restricted Period	Section 5.02(a)
Seller	Preamble
Seller Indemnitees	Section 6.03
Settlement Agreement Default	Section 6.07
Social Media Handles	Section 1.01(b)
Software	Section 1.01(b)
Studios	Section 1.04
Studios Notice	Section 3.02
Studios Security Agreement	Section 1.04
Studios Settlement Agreement	Section 1.04
Survival Period	Section 6.01
Tangible Personal Property	Section 1.01(g)
Taxes	Section 3.16
Tax Returns	Section 1.06
Territory	Section 5.02(a)
Third Party Claim	Section 6.02(e)
Transaction Documents	Section 2.02(a)(ii)
Union	Section 3.15(b)
WARN Act	Section 3.15(d)

EXHIBIT B
FORM OF IP LICENSE AGREEMENT

29

INTELLECTUAL PROPERTY LICENSE AGREEMENT

This INTELLECTUAL PROPERTY LICENSE AGREEMENT ("**Agreement**"), dated as of March 1, 2021 (the "**Effective Date**"), is made and entered into by and between VidAngel Entertainment, LLC, a Utah limited liability company ("**Licensor**") and VidAngel, Inc., a Delaware corporation ("**Licensee**") (collectively, the "**Parties**," or each, individually, a "**Party**").

WHEREAS, Licensor, Licensee, and Licensee's subsidiary, Skip TV Holdings, LLC, a Utah limited liability company ("**Skip TV**") have entered into that certain Asset Purchase Agreement dated as of the date hereof (the "**Asset Purchase Agreement**"), pursuant to which Licensor has purchased and Licensee and Skip TV have sold and assigned to Licensor the Purchased Assets, including the Intellectual Property of the Business (all as defined in the Asset Purchase Agreement); and

WHEREAS, as part of consideration for the Asset Purchase Agreement, Licensor is required to enter into this Agreement granting to Licensee to use certain Intellectual Property of the Business for various purposes and subject to various restrictions and limitations;

NOW, THEREFORE, in consideration of the mutual covenants, terms, and conditions set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.   <u>Definitions</u>. Capitalized terms used and not otherwise defined in this Agreement shall have the respective meanings given to such terms in the Asset Purchase Agreement. As used in this Agreement, the following terms shall have the following meanings:

1.1   "**Business Day**" means a day other than a Saturday, Sunday, or other day on which commercial banks in Salt Lake City, Utah are authorized or required by Law to be closed for business.

1.2   "**Change of Control**" means with respect to a Person: (a) an acquisition, reorganization, merger, or consolidation of such Person by or with any other Person in which the holders of the voting securities of such Person outstanding immediately before such transaction cease to beneficially own at least fifty percent (50%) of the combined voting power of the surviving entity, directly or indirectly, immediately after such transaction; (b) a transaction or series of related transactions in which any other Person, together with its Affiliates (if applicable), becomes the beneficial owner of fifty percent (50%) or more of the combined voting power of the outstanding securities of such Person; or (c) the sale or other transfer to any other Person of all or substantially all of such Person's assets.

1.3   "**Confidential Information**" means all non-public, confidential, or proprietary information of a Party or its Affiliates disclosing such information ("Discloser"), whether in oral, written, electronic, or other form or media, whether or not such information is marked, designated, or otherwise identified as "confidential" any information that, due to the nature of its subject matter or circumstances surrounding its disclosure, would reasonably be understood to be confidential or proprietary by the receiving Party ("Recipient"), including, specifically: (a) with respect to Licensor, the Licensed Know-How; (b) a Discloser's other unpatented inventions, ideas, methods, discoveries, know-how, trade secrets, unpublished patent applications, invention disclosures, invention summaries, and other confidential Intellectual Property; and (c) all notes, analyses, compilations, reports, forecasts, studies, samples, data, statistics, summaries, interpretations, and other materials prepared by or for Recipient or its Affiliates that contain, are based on, or otherwise reflect or are derived from any of the foregoing in whole or in part. "Confidential Information" does not include information that Recipient can demonstrate by documentation: (x) is independently developed after the Effective Date by Recipient or its Affiliates without reference to or use of any of the Discloser's Confidential Information; (y) was or becomes generally known by the public other than by breach of this Agreement by, or other wrongful act of, Recipient or its Affiliates; or (z) is received after the Effective Date by Recipient or its Affiliates from a third party who was not, at the time, under any obligation to Discloser or any other Person to maintain the confidentiality of such information.

1.4 "**Content**" means text, music, sound, photographs, video, graphics, and data, and combinations of any of the foregoing, in any medium now known or hereafter developed.

1.5 "**Field of Use**" means Filtering Licensee Original Content and Other Permitted Content.

1.6 "**Filter**," "**Filtered**," and "**Filtering**" means the filtering of Content, according to the directions or preferences of the consumer, such that objectionable audio, visual, or other elements of the Content will be omitted or "skipped" in whole or in part when the Content is played, viewed, or heard.

1.7 "**Improvement**" means any modification of or improvement or enhancement to any Licensed Know-How that adds material functionality and does not solely maintain current functionality.

1.8 "**Licensed Know-How**" means any and all technical information, trade secrets, formulas, prototypes, specifications, directions, instructions, test protocols, procedures, results, studies, analyses, raw material sources, data, manufacturing data, formulation or production technology, conceptions, ideas, innovations, discoveries, inventions, processes, methods, materials, machines, devices, formulae, equipment, enhancements, modifications, technological developments, techniques, systems, tools, designs, drawings, software tools and programs, plans, documentation, data, and other knowledge, information, skills, and materials owned by Licensor for the filtering of Content, and Updates to any of the foregoing made by or for and owned by Licensor, in all cases as to which Licensor has the right to grant licenses in and to such know-how and Licensor Updates as provided in this Agreement without the payment of additional consideration to any third party or the violation by Licensor or Licensee of any applicable Law. Notwithstanding the foregoing definition, "Licensed Know-How" excludes (a) software source code; and (b) Improvements made by or for and owned by Licensor that Licensee desires to use to Filter (i) Other Permitted Content or (ii) Licensee Original Content in categories that Licensee was not Filtering as of the Effective Date (each, a "**New Content Category**"), such as video games, unless and to the extent that the Parties mutually agree in writing to add such Licensor Improvements to the Licensed Know-How under this Agreement. For avoidance of doubt, the Parties agree that "Licensed Know-How" includes Improvements made by and for and owned by Licensor that Licensee desires to use to Filter Licensee Original Content in the Field of Use in the Territory, except for Licensee Original Content in any New Content Category.

1.9 "**Licensed Patent(s)**" means the Patents identified in the Asset Purchase Agreement and any future patents that Licensor in its sole discretion obtains as to any Licensed Know-How, in all cases as to which Licensor has the right to grant licenses in and to such patents to Licensee as provided in this Agreement without the payment of additional consideration to any third party or the violation by Licensor or Licensee of any applicable Law.

1.10 "**Licensed Technology**" means the Licensed Know-How and the Licensed Patents.

1.11 "**Licensee Original Content**" means all original Content (a) developed or produced in whole or substantially in whole by Licensee or with Licensee through crowdfunding, (b) exclusively licensed to Licensee during and after the period of exclusivity, or (c) first exclusively released through Licensee to the public using Licensee's streaming platform.

1.12 "**Other Permitted Content**" means Content, other than Licensee Original Content, that Licensor, in its sole discretion, Filters for Licensee or authorizes Licensee in writing to Filter.

1.13 "**Representatives**" means a Party's and its Affiliates' employees, officers, directors, consultants, and legal advisors.

1.14 "**Term**" has the meaning set forth in 114.1.

1.15 "**Territory**" means all countries worldwide in which Licensee may use the Licensed Technology, as authorized in this Agreement, in compliance with applicable Law.

1.16 "**Update**" means any modification to Licensed Know-How that maintains current functionality but does not add any material functionality. For avoidance of doubt, "Update" excludes the adaptation of Licensed Know-How to any New Content Category.

2. Grant.

2.1 Patent and Know-How License. Subject to the terms and conditions of this Agreement, Licensor hereby grants to Licensee, during the Term, a nontransferable, non-sublicensable, non-exclusive right and license, under the Licensed Patents and Licensed Know-How, to filter Content in the Field of Use within the Territory. For the avoidance of doubt, no "have filtered" rights are granted hereunder, and Licensee has no right to permit any third party to filter any Content.

2.2 [redacted]

2.3 [redacted]

2.4 Limitation on Filtering. For the Term of the Agreement, Licensee agrees not to Filter any Content except Licensee Original Content and Other Permitted Content as authorized by this Agreement.

2.5 Licensor Reservation of Rights. Licensor reserves the right to practice and use the Licensed Patents and the Licensed Know-How for any and all purposes, including in the Field of Use.

2.6 Limited Grant. Except for the rights and licenses expressly granted by Licensor under this 12, this Agreement does not grant to Licensee or any other Person any right, title, or interest by implication, estoppel, or otherwise. Without limiting the foregoing, nothing in this Agreement grants by implication, estoppel, or otherwise, any right, title, or interest in, to, or under any patents owned or controlled by Licensor other than Licensed Patents. All rights, titles, and interests not specifically and expressly granted by Licensor hereunder are hereby reserved.

3.   [redacted]

4.   [redacted]

5.   <u>Licensee Improvements</u>. Licensee hereby grants to Licensor a non-exclusive, worldwide, royalty-free license, with the right to grant sublicenses, to any Updates and Improvements to the Licensed Patents and Licensed Know-How made by or for Licensee or its Affiliates and to and under all patents and patent applications owned or controlled by Licensee or its Affiliates claiming any such Improvements. Licensee shall use commercially reasonable efforts to disclose each such Update and Improvement to Licensor in writing within twenty (20) Business Days after its actual or constructive reduction to practice or acquisition and assist Licensor, without further compensation, to implement the same. Licensee shall promptly provide Licensor a copy of any Improvement patent application filed by or on behalf of Licensee or its Affiliates.

6.   <u>Patent Prosecution and Maintenance</u>. For each patent and patent application included within the Licensed Patents, Licensor will be solely responsible for, and make all decisions concerning, the preparation, filing, prosecution, and maintenance thereof. At Licensee's written request, Licensor shall consult with Licensee as to the preparation, filing, prosecution, and maintenance of the Licensed Patents. Licensor retains sole discretion in paying any fees and filing any documents with the U.S. Patent and Trademark Office ("**USPTO**") and any other patent office or similar Governmental Authority in any jurisdiction where Licensor maintains or is applying for patent protection in connection with any Licensed Patent.

7.   <u>Challenges to Licensed Patents</u>. If, during the Term, Licensee or any of its Affiliates institutes or actively participates as an adverse party in, or otherwise provides material support to, any Action in the Territory to invalidate or limit the scope of any Licensed Patent claim or to obtain a ruling that any Licensed Patent claim is unenforceable or not patentable ("**Licensed Patent Challenge**"), Licensor may immediately terminate this Agreement with notice to Licensee and with no opportunity for Licensee to cure.

8.   <u>Enforcement; Third-Party Infringement Claims</u>.

    8.1   <u>Notice of Infringement or Third-Party Claims</u>. If (a) either Party believes that any Licensed Patent or Licensed Know-How is being infringed, misappropriated, or otherwise violated by a third party in the Territory, or (b) if a third party alleges that any Licensed Patent is invalid or unenforceable, or claims that any use of the Licensed Patents or Licensed Know-How infringes, misappropriates, or otherwise violates such third party's intellectual property rights in the Territory, the Party possessing such belief or awareness of such claims shall promptly provide written notice to the other Party and provide it with all details of such infringement, misappropriation, or other violation, or any claim, as applicable, that are known by such Party.

8.2   <u>Right to Bring Action or Defend</u>.

(a)   Licensor has the sole right and discretion to bring an Action alleging the infringement, misappropriation, or other violation of any Licensed Patent or the Licensed Know-How, defend any declaratory judgment Action concerning any Licensed Patent or the Licensed Know-How, and take any other lawful action reasonably necessary to protect, enforce, or defend any Licensed Patent or the Licensed Know-How, and control the conduct thereof and attempt to resolve any claims relating to any Licensed Patent or the Licensed Know-How, including by (a) prosecuting or defending any *inter partes* review, post-grant review, covered business method patent review, opposition, derivation, interference, declaratory judgment, federal district court, UPSTO, US International Trade Commission, or other Action of any kind, and (b) taking any other lawful action that Licensor, in its sole discretion, believes is reasonably necessary to protect, enforce, or defend any Licensed Patent or Licensed Know-How. Licensor has the right to prosecute or defend any such Action in Licensor's own name or, if required by applicable Law or otherwise necessary or desirable for such purposes, in the name of Licensee and may join Licensee as a party if a court of competent jurisdiction determines Licensee is an indispensable party to such Action. Licensor shall bear its own costs and expenses in all such Actions and have the right to control the conduct thereof and be represented by counsel of its own choice therein.

(b)   Licensee shall and hereby does irrevocably and unconditionally waive any objection to Licensor's joinder of Licensee to any Action described in 18.2(a) on any grounds whatsoever, including on the grounds of personal jurisdiction, venue, or *forum non conveniens*. If Licensor brings or defends any such Action, Licensee shall cooperate in all respects with Licensor in the conduct thereof, and assist in all reasonable ways, including having its employees testify when requested, and make available for discovery or trial exhibit relevant records, papers, information, samples, specimens, and the like, at Licensee's own cost, subject to Licensor's reimbursement of any out-of-pocket expenses reasonably incurred on an on-going basis by Licensee in providing Licensee such assistance.

8.3   <u>Recovery and Settlement</u>. If Licensor undertakes the enforcement or defense of any Licensed Patent and/or any Licensed Know-How:

(a)   any recovery, damages, or settlement derived from such Action will be retained in its entirety by Licensor; and

(b)   Licensor may settle any such Action, whether by consent order, settlement, or other voluntary final disposition, without the prior written approval of Licensee.

8.4   If any Action alleging invalidity or non-infringement of any Licensed Patent is brought against Licensee, Licensor, at its option, will have the right to intervene and take over the sole defense of the Action at its own expense through counsel of its own choosing and shall control the settlement thereof. In such case, Licensee may participate in the Action at its own expense through counsel of its choosing, subject to Licensor's control of such Action.

9.   <u>Compliance with Laws</u>.

9.1   <u>Patent Marking</u>. Licensee shall comply with the patent marking provisions of 35 USC § 287(a) and the patent marking Laws of the relevant countries in the Territory.

9.2   <u>Recordation of License</u>. If recordation of this Agreement or any part of it with a national or supranational Governmental Authority is necessary for Licensee or Licensor to fully enjoy the rights, privileges, and benefits of this Agreement, Licensee shall, at its own expense and within thirty (30) Business Days of the Effective Date, record this Agreement or all such parts of this Agreement and information concerning the license granted hereunder with each such appropriate national or supranational Governmental Authority. Licensee shall (a) provide to Licensor for Licensor's review and approval all documents or information it proposes to record at least thirty (30) Business Days prior to the recordation thereof, and (b) promptly notify Licensor with verification of Licensee's recordation or any related Governmental Authority ruling. In making any such disclosures, Licensee shall maintain, to the fullest extent permitted by Law, the confidentiality of this Agreement, the terms and conditions of this Agreement, and any other Licensor Confidential Information.

9.3   Export Compliance. Licensee shall comply with all applicable export control Laws applicable to its exercise of rights under this Agreement.

10.   Confidentiality.

10.1   Confidentiality Obligations. Recipient acknowledges that in connection with this Agreement it will gain access to Confidential Information of Discloser. As a condition to being provided with Confidential Information, Recipient shall:

(a)   not use the Discloser's Confidential Information other than as strictly necessary to exercise its rights and perform its obligations under this Agreement; and

(b)   maintain the Discloser's Confidential Information in strict confidence and, subject to 110.2, not disclose the Discloser's Confidential Information without the Discloser's prior written consent, provided, however, Recipient may disclose the Confidential Information to its Representatives who:

(i)   have a need to know the Confidential Information for purposes of Recipient's performance, or exercise of its rights concerning the Confidential Information, under this Agreement;

(ii)   have been apprised of this restriction; and

(iii)   are themselves bound by written nondisclosure agreements at least as restrictive as those set forth in this 110.1, provided further that Recipient will be responsible for ensuring its Representatives' compliance with, and will be liable for any breach by its Representatives of, this 110.1.

10.2   Exceptions. If Recipient receives a subpoena, document request, interrogatory, subpoena, or other request under authority of any Governmental Authority, or otherwise becomes legally compelled to disclose any Confidential Information, Recipient shall:

(a)   provide prompt written notice to the Discloser so that the Discloser may seek a protective order or other appropriate remedy or waive its rights under 110; and

(b)   disclose only those portions of the Confidential Information that Recipient, after consultation with competent legal counsel, is legally required to furnish.

If a protective order or other remedy is not obtained, or the Discloser waives compliance under 110, Recipient shall, at the Discloser's expense, use reasonable efforts to obtain assurance that confidential treatment will be afforded the Confidential Information.

11.   Representations and Warranties.

11.1   Each Party represents and warrants to the other Party that as of the Effective Date: (a) it is duly organized, validly existing, and in good standing as a corporation or other entity as represented herein under the laws and regulations of its jurisdiction of incorporation, organization, or chartering; (b) it has the full right, power, and authority to enter into this Agreement and to perform its obligations hereunder; (c) the execution of this Agreement by its representative whose signature is set forth at the end hereof has been duly authorized by all necessary action of the Party; and (d) when executed and delivered by such Party, this Agreement will constitute the legal, valid, and binding obligation of that Party, enforceable against that Party in accordance with its terms.

11.2 Disclaimer. EXCEPT AS EXPRESSLY PROVIDED IN SECTION 13.2(b) BELOW, LICENSOR PROVIDES THE LICENSED PATENTS AND THE LICENSED KNOW-HOW STRICLY "AS IS" AND WITH ALL FAULTS. LICENSOR DISCLAIMS ALL REPRESENTATIONS AND WARRANTIES, WHETHER WRITTEN, ORAL, EXPRESS, IMPLIED, STATUTORY, OR OTHERWISE, CONCERNING THE VALIDITY, ENFORCEABILITY, AND SCOPE OF THE LICENSED PATENTS, THE ACCURACY, COMPLETENESS, SAFETY, USEFULNESS FOR ANY PURPOSE, OR LIKELIHOOD OF SUCCESS (COMMERCIAL, REGULATORY OR OTHER) OF THE LICENSED KNOW-HOW, AND ANY OTHER TECHNICAL INFORMATION, TECHNIQUES, MATERIALS, METHODS, PRODUCTS, PROCESSES, OR PRACTICES AT ANY TIME MADE AVAILABLE BY LICENSOR, INCLUDING ALL IMPLIED WARRANTIES OF MERCHANTABILITY, QUALITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT, AND WARRANTIES ARISING FROM A COURSE OF DEALING, COURSE OF PERFORMANCE, USAGE, OR TRADE PRACTICE. WITHOUT LIMITATION TO THE FOREGOING AND EXCEPT AS EXPRESSLY PROVIDED IN SECTION 13.2(b) BELOW, LICENSOR WILL HAVE NO LIABILITY WHATSOEVER TO LICENSEE OR ANY OTHER PERSON FOR OR ON ACCOUNT OF ANY INJURY, LOSS, OR DAMAGE, OF ANY KIND OR NATURE, SUSTAINED BY, OR ANY DAMAGE ASSESSED OR ASSERTED AGAINST, OR ANY OTHER LIABILITY INCURRED BY OR IMPOSED ON LICENSEE OR ANY OTHER PERSON, ARISING OUT OF OR IN CONNECTION WITH OR RESULTING FROM (A) THE PRACTICE OF THE LICENSED PATENTS; (B) THE USE OF OR ANY ERRORS OF OMISSIONS IN ANY KNOW-HOW, TECHNICAL INFORMATION, TECHNIQUES, OR PRACTICES DISCLOSED BY LICENSOR; OR (C) ANY ADVERTISING OR OTHER PROMOTIONAL ACTIVITIES CONCERNING ANY OF THE FOREGOING.

12. Exclusion of Consequential and Other Indirect Damages. TO THE FULLEST EXTENT PERMITTED BY LAW, NEITHER PARTY WILL BE LIABLE TO THE OTHER PARTY OR ANY OTHER PERSON FOR ANY INJURY TO OR LOSS OF GOODWILL, REPUTATION, BUSINESS, PRODUCTION, REVENUES, PROFITS, ANTICIPATED PROFITS, CONTRACTS, OR OPPORTUNITIES (REGARDLESS OF HOW THESE ARE CLASSIFIED AS DAMAGES), OR FOR ANY CONSEQUENTIAL, INCIDENTAL, INDIRECT, EXEMPLARY, SPECIAL, PUNITIVE, OR ENHANCED DAMAGES WHETHER ARISING OUT OF BREACH OF CONTRACT, TORT (INCLUDING NEGLIGENCE), STRICT LIABILITY, PRODUCT LIABILITY, OR OTHERWISE (INCLUDING THE ENTRY INTO, PERFORMANCE, OR BREACH OF THIS AGREEMENT), REGARDLESS OF WHETHER SUCH LOSS OR DAMAGE WAS FORESEEABLE OR THE PARTY AGAINST WHOM SUCH LIABILITY IS CLAIMED HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH LOSS OR DAMAGE, AND NOTWITHSTANDING THE FAILURE OF ANY AGREED OR OTHER REMEDY OF ITS ESSENTIAL PURPOSE.

13. Indemnification.

13.1 Licensee Indemnification. Licensee shall indemnify, defend, and hold harmless Licensor and its Affiliates, and each of Licensor's and its Affiliates' respective officers, directors, employees, agents, successors, and assigns against all Losses arising out of or resulting from any Action related to or arising out of or resulting from (a) Licensee's breach of any representation, warranty, covenant, or obligation under this Agreement, or (b) use by Licensee of Licensed Patents or Licensed Know-How except to the extent that Licensor is required to indemnify Licensee pursuant to Section 13.2(b) below, or (c) any other exercise of its rights and licenses under this Agreement.

13.2 Licensor Indemnification. Licensor shall indemnify, defend, and hold harmless Licensee and its Affiliates, and each of Licensee's and its Affiliates' respective officers, directors, employees, agents, successors, and assigns against all Losses arising out of or resulting from any Action related to or arising out of or resulting from (a) Licensor's breach of any representation, warranty, covenant, or obligation under this Agreement, or (b) use by Licensee of any Updates or Improvements in accordance with the terms of this Agreement.

13.3   Indemnification Procedure. The indemnified Party shall promptly notify The indemnifying Party in writing of any Action and cooperate with The indemnifying Party at The indemnifying Party's sole cost and expense. Subject to 18, The indemnifying Party shall immediately take control of the defense and investigation of the Action and shall employ counsel of its choice/reasonably acceptable to The indemnified Party to handle and defend the Action, at The indemnifying Party's sole cost and expense. The indemnifying Party shall not settle any Action in a manner that adversely affects the rights of The indemnified Party or its Affiliates without The indemnified Party's prior written consent. The indemnified Party's failure to perform any obligations under this 113.3 will not relieve The indemnifying Party of its obligation under 113 except to the extent The indemnifying Party can demonstrate that it has been materially prejudiced as a result of the failure. The indemnified Party and its Affiliates may participate in and observe the Actions at their own cost and expense with counsel of their own choosing.

14.   Term and Termination.

14.1   Term. This Agreement is effective as of the Effective Date and, unless terminated earlier in accordance with 114.2, will continue in full force and effect for the longer of (i) fourteen (14) years after the Effective Date or (ii) the date that Licensor transfers the Licensed Patents and Licensed Know-How to an unrelated third party or undergoes a Change of Control (the "**Term**").

14.2   Termination for Cause. Licensor may terminate this Agreement immediately by giving written notice to Licensee if:

(a)   Licensee breaches this Agreement and, if such breach is curable, fails to cure such breach within twenty (20) Business Days of Licensor's written notice of such breach;

(b)   Licensee: (i) is dissolved or liquidated or takes any corporate action for such purpose; (ii) becomes insolvent or is generally unable to pay, or fails to pay, its debts as they become due; (iii) files or has filed against it a petition for voluntary or involuntary bankruptcy or otherwise becomes subject, voluntarily or involuntarily, to any Action under any domestic or foreign bankruptcy or insolvency law; (iv) makes or seeks to make a general assignment for the benefit of creditors; or (v) applies for or has a receiver, trustee, custodian, or similar agent appointed by order of any court of competent jurisdiction to take charge of or sell any material portion of its property or business; or

(c)   Licensee undergoes a Change of Control and becomes controlled by or an Affiliate of a major film studio, namely, The Walt Disney Company, Warner Bros. Entertainment Inc., NBCUniversal Media, LLC, Sony Pictures Entertainment Inc., Paramount Pictures Corp., Netflix, Inc., Amazon.com/Amazon Studios, any other film studio that becomes a major film studio with over $5 billion in annual media revenue after the Effective Date, or any of their affiliates, successors, assigns, or acquiring entities.

14.3   Effect of Termination. Except if this Agreement is terminated due to Licensee's exercise of its rights under the Option Agreement, upon termination or expiration of this Agreement, Licensee shall: (i) immediately cease all activities concerning, including all practice and use of, the Licensed Patents and Licensed Know-How; and (ii) within twenty (20) Business Days after termination or expiration: (A) return to Licensor all documents and tangible materials (and any copies) containing, reflecting, incorporating, or based on Licensor's Confidential Information; (B) permanently erase such Confidential Information from its computer systems; and (C) certify in writing to Licensor that it has complied with the requirements of this 114.3.

14.4   Survival. The rights and obligations of the Parties set forth in this 114.4 and 11 (Definitions), 14 (Avoidance of Business Confusion), 15 (Licensee Improvements, but only as to Licensee Improvements prior to the Effective Date), 17 (Challenges to Licensed Patents), 110 (Confidentiality), 111 (Representations and Warranties), 113 (Indemnification), 114.3 (Effect of Termination), and 115 (Miscellaneous), and any right, obligation, or required performance of the Parties in this Agreement which, by its express terms or nature and context is intended to survive termination or expiration of this Agreement, will survive any such termination or expiration.

15.   Miscellaneous.

15.1   Force Majeure. A Party will not be in default by reason of any failure or delay in the performance of its obligations hereunder where such failure or delay is due to any circumstance or cause beyond its reasonable control, including strikes, labor disputes, civil disturbances, riot, rebellion, invasion, epidemic, hostilities, war, terrorist attack, embargo, natural disaster, acts of God, flood, fire, sabotage, fluctuations or non-availability of electrical power, heat, light, air conditioning.

15.2   Further Assurances. Each Party shall, upon the reasonable request, and at the sole cost and expense, of the other party, promptly execute such documents and take such further actions as may be necessary to give full effect to the terms of this Agreement.

15.3   Independent Contractors. The relationship between the Parties is that of independent contractors. Nothing contained in this Agreement creates any agency, partnership, joint venture, or other form of joint enterprise, employment, or fiduciary relationship between the parties, and neither Party has authority to contract for or bind the other party in any manner whatsoever.

15.4   Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder (other than routine communications having no legal effect) must be in writing and sent to the respective Party at the addresses indicated below (or at such other address for a Party as may be specified in a notice given in accordance with this Section):

            If to Licensor: [redacted]

            If to Licensee: [redacted]

Notices sent in accordance with this 115.4 will be deemed effective: (a) when received, if delivered by hand (with written confirmation of receipt); (b) when received, if sent by a nationally recognized overnight courier (receipt requested); or (C) on the fifth (5th) Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.

15.5   Interpretation. For purposes of this Agreement: (a) the words "include," "includes," and "including" will be deemed to be followed by the words "without limitation"; (b) the word "or" is not exclusive; and (c) the words "herein," "hereof," "hereby," "hereto," and "hereunder" refer to this Agreement as a whole. Unless the context otherwise requires, references herein: (x) to Sections refer to the Sections of this Agreement; (y) to an agreement, instrument, or other document means such agreement, instrument or other document as amended, supplemented, and modified from time to time to the extent permitted by the provisions thereof; and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement will be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting an instrument or causing any instrument to be drafted.

15.6   Headings. The headings in this Agreement are for reference only and do not affect the interpretation of this Agreement.

15.7   Entire Agreement. This Agreement constitutes the sole and entire agreement of the Parties with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter, except for the Asset Purchase Agreement and all instruments, contracts, and agreements that have been and are entered into by the Parties pursuant to the Asset Purchase Agreement.

15.8   Assignment. Licensee shall not assign or otherwise transfer any of its rights, or delegate or otherwise transfer any of its obligations or performance, under this Agreement, in each case whether voluntarily, involuntarily, by operation of law, or otherwise, without Licensor's prior written consent, which consent Licensor may give or withhold in its sole discretion. Notwithstanding anything to the contrary contained herein, but subject to Section 14.2(c), Licensee shall have the right to assign its rights under this Agreement to an Affiliate or in connection a Change in Control. No delegation or other transfer will relieve Licensee of any of its obligations or performance under this Agreement. Except as provided in that certain Option Agreement between Licensor, as Company, and Licensee, as Grantee, entered into currently herewith, Licensor may freely assign or otherwise transfer all or any of its rights, or delegate or otherwise transfer all or any of its obligations or performance, under this Agreement without Licensee's consent. Any purported assignment, delegation, or transfer in violation of this 115.8 is void. This Agreement is binding upon and inures to the benefit of the Parties and their respective permitted successors and assigns.

15.9   No Third-Party Beneficiaries. This Agreement is for the sole benefit of the Parties and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or will confer upon any other Person any legal or equitable right, benefit, or remedy of any nature whatsoever, under or by reason of this Agreement.

15.10   Amendment; Modification; Waiver. This Agreement may only be amended, modified, or supplemented by an agreement in writing signed by each Party. No waiver by any Party of any of the provisions hereof will be effective unless explicitly set forth in writing and signed by the waiving Party. Except as otherwise set forth in this Agreement, no failure to exercise, or delay in exercising, any rights, remedy, power, or privilege arising from this Agreement will operate or be construed as a waiver thereof; nor will any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege.

15.11   Severability. If any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability will not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon a determination that any term or other provision is invalid, illegal, or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

15.12   Governing Law; Submission to Jurisdiction.

(a)   This Agreement and all matters arising out of or relating to this Agreement, are governed by, and construed in accordance with, the laws of the State of Delaware, United States of America, without regard to the conflicts of laws provisions thereof to the extent such principles or rules would require or permit the application of the laws of any jurisdiction other than those of the State of Delaware.

(b)   Any Action arising out of or related to this Agreement, the licenses granted hereunder, the validity or enforceability or scope of any Licensed Patent claim, including any Licensed Patent Challenge, or Licensee's obligations concerning the Licensed Know-How must be instituted exclusively in the federal courts of the United States or the courts of the State of Utah in each case located in Salt Lake City, Utah and each Party irrevocably submits to the exclusive jurisdiction of such courts in any such Action. Service of process, summons, notice, or other document by mail to such Party's address set forth herein will be effective service of process for any Action brought in any such court.

15.13   Waiver of Jury Trial. Each Party irrevocably and unconditionally waives any right it may have to a trial by jury for any legal Action arising out of or relating to this Agreement or the transactions contemplated hereby.

15.14   Equitable Relief. Each Party acknowledges that its breach of this Agreement may cause the other Party irreparable harm, for which an award of damages would not be adequate compensation and, in the event of such a breach or threatened breach, the other Party will be entitled to equitable relief, including in the form of a restraining order, orders for preliminary or permanent injunction, specific performance, and any other relief that may be available from any court, and each Party hereby waives any requirement for the securing or posting of any bond or the showing of actual monetary damages in connection with such relief. These remedies are not exclusive but are in addition to all other remedies available under this Agreement at law or in equity, subject to any express exclusions or limitations in this Agreement to the contrary.

15.15   Attorneys' Fees. In the event that any Action is instituted or commenced by either Party against the other Party arising out of or related to this Agreement, the prevailing Party will be entitled to recover its actual attorneys' fees and court costs from the non-prevailing Party.

15.16   Counterparts. This Agreement may be executed in counterparts, each of which will be deemed an original, but all of which together will be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, email, or other means of electronic transmission (to which a signed PDF copy is attached) will be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

LICENSOR:

VIDANGEL ENTERTAINMENT, LLC,
a Utah limited liability company

By_____
Name: _____
Title: _____

LICENSEE:

VIDANGEL, INC.,
a Delaware corporation

By_____
Name: _____
Title: _____

EXHIBIT C
FORM OF PROMISSORY NOTE

42

PROMISSORY NOTE AND SECURITY AGREEMENT

Original Principal Amount: $9,900,000.00 (as adjusted herein)   **Due: February 15, 2035**

This PROMISSORY NOTE AND SECURITY AGREEMENT (this "Note" or, as the case may be, this "Agreement") is entered into as of March 1, 2021 (the "Effective Date"), by and between VIDANGEL ENTERTAINMENT, LLC, a Utah limited liability company ("Maker"), and VIDANGEL, INC., a Delaware corporation ("Holder", and together with Maker, collectively, the "Parties").

WHEREAS, the Parties are party to that certain Asset Purchase Agreement of even date herewith (the "Asset Purchase Agreement) pursuant to which Maker purchased certain assets of Holder and its affiliate, as further set forth therein.

WHEREAS, pursuant to the Asset Purchase Agreement, Holder agreed to provide seller financing for the purchase price of the assets acquired by Maker from Holder thereunder.

WHEREAS, to document the portion of the purchase price provided pursuant to the seller financing set forth in the Asset Purchase Agreement, the Parties desire to set forth their understanding with respect to the repayment of the seller financing portion of the purchase price set forth in the Asset Purchase Agreement.

WHEREAS, capitalized terms used but not otherwise defined herein shall have the respective meanings give to such terms in the Asset Purchase Agreement.

NOW, THEREFORE, in consideration of the premises and of the mutual representations warranties and covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

AGREEMENT:

1.   The Note. FOR VALUE RECEIVED, Maker promises to pay to the order of Holder, in accordance with the disbursement and repayment requirements set forth in Section 2, at the address set forth in Section 11, or such other place as Holder may designate from time to time in writing, the principal sum of NINE MILLION NINE HUNDRED THOUSAND AND 00/100 UNITED STATES DOLLARS ($9,900,000.00); provided, that in the event the Settlement Amount (as defined in the Studios Settlement Agreement (as defined in the Asset Purchase Agreement)) is reduced to $7,800,000 pursuant to Section 6.1.b. of the Studios Settlement Agreement, the principal sum hereunder shall be reduced to $7,800,000 (collectively, such amount as is outstanding and unpaid from time to time, as adjusted, as the case may be the "Principal Amount"), in lawful money of the United States of America, together with interest thereon, if applicable, from the date hereof in accordance with the terms and conditions set forth herein. For the avoidance of doubt, this Note and this Agreement shall automatically terminate, Maker's obligations to make payments hereunder shall terminate, and all outstanding obligations hereunder shall be forgiven, upon the exercise, if any, by Holder of the Option as defined and described in that certain Option Agreement of even date herewith between Maker and Holder.

2.   Payment. Maker shall repay to Holder the Principal Amount as follows:

(a)   Maker shall pay to Holder, by wire transfer to Seller of immediately available funds or as otherwise agreed to by Seller and Maker, no later than 60 days prior to the due date of each quarterly payment described in Section 6 of the Studios Settlement Agreement, an amount equal to such quarterly payment (each such payment, a "Buyer Payment").

43

(b)   The first Buyer Payment shall be due on May 15, 2021, which, for the avoidance of doubt, shall be attributable to the quarterly payment due by Seller under the Studios Settlement Agreement on July 15, 2021.

(c)   In addition to the payments under Sections 2(a) and (b) above, Maker shall be obligated to make three (3) additional Buyer Payments, each in an amount equal to the quarterly payments owed and paid by Seller in October 2020, January 2021 and April 2021, following Seller's payment in full of the quarterly payments due by Seller under the Studios Settlement Agreement. Such additional Buyer Payments shall be due and payable by Maker to Holder hereunder on August 15, 2034, November 15, 2034 and February 15, 2035.

3.   Interest Rate; Default Rate. The Principal Amount shall bear interest as agreed by the Parties, as the case may be.

4.   Maturity Date. Maker agrees to pay Holder the aggregate unpaid Principal Amount plus all accrued and unpaid interest together with all fees or expenses accrued but unpaid pursuant to the terms of this Note, as applicable, on February 15, 2035 (the "Maturity Date"). Any payments due on a date that falls on non-business day or holiday shall be made on the immediately following business day.

5.   Prepayments. This Note may be prepaid at any time in whole or in part.

6.   Default. If any of the events specified below shall occur (each, an "Event of Default"), Holder may, so long as such condition exists, declare the entire Principal Amount and unpaid and accrued interest hereon immediately due and payable, by notice in writing to Maker:

a.   *Failure to Pay*. Maker's failure to make any payment due and payable under the terms of this Note and such payment shall not have been made within ten (10) days of Maker's receipt of Holder's written notice to Maker of such failure to pay.

b.   *Failure to Pay Debts; Voluntary Bankruptcy*. If Maker files any petition, proceeding, case or action for relief under any bankruptcy, reorganization, insolvency or moratorium law, rule, regulation, statute or ordinance (collectively, "Laws and/or Rules"), or any other Law and Rule for the relief of, or related to, debtors.

c.   *Involuntary Bankruptcy*. If any involuntary petition is filed under any bankruptcy or similar Law or Rule against Maker, or a receiver, trustee, liquidator, assignee, custodian, sequestrator or other similar official is appointed to take possession of any of the assets or properties of Maker.

d.   *Inaccuracy of Representations and Warranties*. Any representation or warranty made by Maker herein is false or inaccurate, or Maker fails to perform or observe any agreement, covenant or obligation arising under this Agreement.

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7.   Remedies. If an Event of Default shall have occurred and be continuing, Holder shall have all of the remedies of a creditor and of a secured party under all applicable law, and without limiting the generality of the foregoing, Holder may, at its option and without notice or demand: (a) declare any liability due and payable at once; and (b) take possession of any collateral pledged by Maker pursuant, as the case may be, wherever located, and sell, resell, assign, transfer and deliver all or any part of said collateral of Maker at any public or private sale or otherwise dispose of any or all of the collateral in its then condition, for cash or on credit or for future delivery, and in connection therewith Holder may impose reasonable conditions upon any such sale, and Holder, unless prohibited by law the provisions of which cannot be waived, may purchase all or any part of said collateral to be sold, free from and discharged of all trusts, claims, rights or redemption and equities of Maker whatsoever. Maker acknowledges and agrees that the sale of any collateral through any nationally recognized broker-dealer, investment bank or any other method common in the securities industry shall be deemed a commercially reasonable sale under the Uniform Commercial Code or any other equivalent statute or federal law, and expressly waive notice thereof except as provided herein; and (c) set-off against any or all liabilities of Maker all money owed by Holder or any of its agents or affiliates in any capacity to Maker whether or not due, and also set-off against all other liabilities of Maker to Holder all money owed by Holder in any capacity to Maker, and if exercised by Holder, Holder shall be deemed to have exercised such right of set-off and to have made a charge against any such money immediately upon the occurrence of such default although made or entered on the books subsequent thereto.

8.   Grant of Security Interest; Description of Collateral. To secure all payments by Maker under this Note, Maker hereby grants to Holder a security interest (the "Security Interest") in all present and future right, title, and interest of Maker in, to and under, whether now existing or hereafter acquired, all of the Purchased Assets and all after-acquired assets then owned, licensed or leased by Maker that relate to, or are used or held for use in connection with the Business (as defined in the Asset Purchase Agreement), including, without limitation, any Improvements or Updates (as defined in that certain Intellectual Property License Agreement executed concurrently herewith between Maker, as Licensor, and Holder, as Licensee), and regardless of whether such property, interests and rights are in the possession of Maker, a bailee, a common carrier, a warehouseman or any other Person, including all proceeds thereof, including all of the following (the following defined terms in this Section 8 having the respective meanings given to such terms in the Uniform Commercial Code in effect in the State of Delaware, as amended from time to time, as the case may be, (the "UCC")) (collectively, the "Collateral"):

    a.   Accounts and Contracts;

    b.   Chattel Paper, whether tangible or electronic;

    c.   Inventory;

    d.   Equipment;

    e.   Fixtures;

    f.   Instruments, including promissory notes;

    g.   Investment Property;

    h.   Documents;

    i.   Deposit Accounts;

    j.   Letter-of-Credit Rights; and

    k.   General Intangibles.

Maker shall not sell, offer to sell, assign, lease, license, or otherwise transfer, or grant, create, permit, or suffer to exist any option, security interest, lien, or other encumbrance in, any part of the Collateral (collectively, "Transfer"), without the prior written approval from the Holder; provided that no prior approval shall be required if Holder has been provided notice of the Transfer pursuant to that certain Option Agreement executed concurrently herewith between Maker and Holder, and Holder has elected not to exercise its option to purchase thereunder.

This Section 8 shall be deemed to be and shall be referred to herein as the "Security Agreement." This Security Agreement is made in order to secure (a) all of Maker's obligations under the Note, as it may be amended, modified or supplemented from time to time, and (b) all of Maker's obligations under this Security Agreement in accordance with the terms hereof, as this Security Agreement may be amended, modified or supplemented in accordance with the terms hereof (all such obligations collectively referred to as the "Obligations").

9.   Perfection of Security Interest. Maker agrees that at any time and from time to time, at the expense of Maker, Maker will promptly execute and deliver all further instruments and documents, obtain such agreements from third parties, and take all further action, that may be necessary or desirable, or that Holder may reasonably request, in order to create and/or maintain the validity, perfection or priority of and protect any security interest granted or purported to be granted hereby or to enable Holder to exercise and enforce its rights and remedies hereunder or under any other agreement with respect to any Collateral. Maker hereby authorizes Holder to file or record any document necessary to perfect, continue, amend, or terminate its security interest in the Collateral, including, but not limited to, any financing statements, including amendments, authorized to be filed under the UCC, without signature of Maker where permitted by law, including the filing of a financing statement accurately describing the Collateral.

10.   Representations and Warranties. Maker and Holder each specifically represents and warrants to the other party that:

a.   Such party is authorized to enter into this Agreement and to enter into the transactions contemplated hereby. The individual executing this Agreement is authorized to do so by each respective party.

b.   The address for each party set forth herein is such party's correct mailing address.

c.   Each party has had the opportunity to consult with independent legal counsel with respect to the advisability of executing this Agreement.

d.   In executing this Agreement, neither party is relying on any inducements, promises or representations of the other party or any representative or agent of the other party, other than the terms and conditions specifically set forth in this Agreement.

11.   Notice. Except as otherwise provided herein, any notice required hereunder shall be in writing and shall be deemed to have been validly served, given or delivered upon deposit in the United States certified or registered mails, with proper postage prepaid, addressed to the Party to be notified at the following addresses of the Parties, or such other address as each Party may be designate for itself by like notice:

Holder:

[redacted]

Maker:

[redacted]

13.   Cumulative Remedies.   Any and all rights of Holder provided by this Agreement are in addition to any and all rights available to Holder by law, and shall be cumulative and may be exercised simultaneously. No delay, omission, or failure on the part of Holder to exercise or enforce any of its rights or remedies, either granted under this Agreement or by law, shall constitute an estoppel or waiver of such right or remedy or any other right or remedy. Any and all rights of Holder provided by this Agreement shall inure to the benefit of its successors and assigns.

14.   Captions. The captions or headings of the sections in this Agreement are for convenience only and shall not control nor affect the meaning or construction of any of the terms or provisions of this Agreement.

15.   Miscellaneous. This Agreement, the Asset Purchase Agreement and the other instruments, agreements and documents contemplated hereby contain the entire agreement between Holder and Maker with respect to the subject matter hereof and supersede and cancel any prior understanding and agreement between Holder and Maker with respect thereto. This Agreement may not be modified or amended nor shall any provision of it be waived except by a written instrument signed by Maker and by Holder. Every provision of this Note is intended to be severable. If any term or provision of this Note is declared to be illegal, invalid or unenforceable for any reason, such illegality, invalidity, or unenforceability shall not affect the remainder of the terms and provisions hereof, which shall remain binding and enforceable. This Note shall be governed by and construed in accordance with the laws of the State of Delaware, but excluding choice of law rules. The courts of Salt Lake County, Utah shall have exclusive venue of any proceeding hereunder. Time is of the essence with respect to all matters contained in this Agreement.

[*Remainder of page intentionally left blank; signature page follows*.]

47

IN WITNESS WHEREOF, each Party has duly executed this Agreement as of the day and year first above written.

HOLDER:

VIDANGEL, INC.

By_____
Name:
Title:

MAKER:

VIDANGEL ENTERTAINMENT, LLC

By:_____
Name:
Title:

48

EXHIBIT D
FORM OF BILL OF SALE

BILL OF SALE AND ASSIGNMENT AND ASSUMPTION AGREEMENT

This BILL OF SALE AND ASSIGNMENT AND ASSUMPTION AGREEMENT (this "<u>Agreement</u>"), is made and entered into as of March 1, 2021 by and between VIDANGEL, INC., a Delaware corporation, and SKIP TV HOLDINGS, LLC, a Utah limited liability company (collectively, on a joint and several basis, "<u>Assignor</u>"), and VIDANGEL ENTERTAINMENT, LLC, a Utah limited liability company ("<u>Assignee</u>").

WHEREAS, Assignor and Assignee have entered into that certain Asset Purchase Agreement dated as of the date hereof (the "<u>Asset Purchase Agreement</u>"), pursuant to which Assignee agreed to purchase the Assets and Assignor agreed to sell and assign the Purchased Assets to Assignee; and

WHEREAS, pursuant to the Asset Purchase Agreement, Assignee has agreed to assume the Assumed Liabilities as set forth in the Asset Purchase Agreement.

NOW, THEREFORE, in consideration of the sale of the Assets and in accordance with the terms of the Asset Purchase Agreement, Assignor and Assignee agree as follows:

1. <u>Defined Terms</u>. Capitalized terms used and not otherwise defined in this Agreement shall have the respective meanings given to such terms in the Asset Purchase Agreement.

2. <u>Conveyance and Assignment</u>. For good and valuable consideration, in the amount set forth in Section 1.05 of the Asset Purchase Agreement, the receipt and legal sufficiency of which is hereby acknowledged, Assignor hereby (i) grants, sells, conveys, transfers, assigns and delivers to Assignee, its successors and assigns forever, all of Assignor's respective rights, title and interest in and to the Purchased Assets to have and to hold for its use forever, and (ii) warrants title to the Assets free and clear of all encumbrances unto Assignee to the extent represented and warranted in the Asset Purchase Agreement.

3. <u>Assumption of Assumed Liabilities</u>. Assignee hereby assumed and agrees to perform, discharge and fulfill the Assumed Liabilities, to be performed by Assignee pursuant to and in accordance with Section 1.03 of the Asset Purchase Agreement.

4. <u>Asset Purchase Agreement</u>. This Agreement is subject to all of the terms and conditions set forth in the Asset Purchase Agreement and nothing herein shall be deemed to modify, diminish or extinguish the representations, warranties, covenants and obligations of the parties under the Asset Purchase Agreement.

5. <u>Further Assurances</u>. Assignor and Assignee each hereby covenant and agree to take such further actions, and to execute, acknowledge and deliver, or cause to be executed, acknowledged and delivered, all such other and further assignments, transfers, assurances and instruments, as each party may reasonably request in order to obtain the full benefit of this Agreement and the Asset Purchase Agreement.

6. <u>Governing Law</u>. This Agreement shall be governed by and construed under the laws of the State of Delaware without regard to principles of conflicts of laws.

7. <u>Counterparts</u>. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

[*Remainder of page intentionally left blank; signature page follows.*]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

ASSIGNOR:

VIDANGEL, INC.

By:_____
Name:_____
Title:_____

SKIP TV HOLDINGS, LLC

By:_____
Name:_____
Title:_____

ASSIGNEE:

VIDANGEL ENTERTAINMENT, LLC

By:_____
Name: Bill Aho
Title: Manager

EXHIBIT E
FORM OF INTELLECTUAL PROPERTY ASSIGNMENT

52

INTELLECTUAL PROPERTY ASSIGNMENT

This INTELLECTUAL PROPERTY ASSIGNMENT (the "**Assignment**") is made as of March 1, 2021 (the "**Effective Date**") by VIDANGEL, INC., a Delaware corporation, and SKIP TV HOLDINGS, LLC, a Utah limited liability company (collectively, on a joint and several basis, "**Assignor**") to VIDANGEL ENTERTAINMENT, LLC, a Utah limited liability company ("**Assignee**").

WHEREAS, Assignor is engaged in the business of, among other things, providing content filtering and video content streaming services. Assignor's content filtering services are referred to herein as the "**Business**."

WHEREAS, Assignor and Assignee have entered into that certain Asset Purchase Agreement dated as of the date hereof (the "**Asset Purchase Agreement**"), pursuant to which Assignee agreed to purchase and Assignor agreed to sell and assign to Assignee the assets of the Business (the "**Assets**").

WHEREAS, the Assets include, without limitation, various items of intellectual property, industrial property, and other proprietary rights in information and technology.

NOW THEREFORE, for ten dollars and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Assignor irrevocably assigns, grants, transfers, conveys, and delivers to Assignee all of Assignor's right, title, and interest in and to:

(a)   The patents and patent applications (whether provisional or non-provisional) identified on <u>Exhibit 1</u> attached hereto and incorporated herein, including, without limitation, all divisionals, continuations, continuations-in-part, substitutions, reissues, reexaminations, extensions, or restorations of any of the foregoing, all other governmental authority-issued indicia of invention ownership (including without limitation certificates of invention, petty patents, and patent utility models), and all other intellectual and industrial property and proprietary rights in information and technology that are disclosed but not claimed therein (collectively, the "**Patents**");

(b)   All trademarks, service marks, brands, certification marks, logos, trade dress, trade names, and other similar indicia of source or origin associated with the Business, including without limitation those identified on <u>Exhibit 2</u> attached hereto and incorporated herein, together with any and all translations, adaptations, derivations, and combinations of, all goodwill connected with the use of and symbolized by, and all registrations, and renewals of, any of the foregoing (collectively, the "**Marks**");

(c)   All copyrights and works of authorship, whether or not copyrightable, associated with the Business, all renewals associated with any of the foregoing, and all other author's rights associated therewith (the "**Copyrights**");

(d)   All internet domain names and social media account or user names (including without limitation, "handles") associated with the Business (whether or not they are Marks), all translations, adaptations, derivations, and combinations thereof, and all registrations of any of the foregoing (collectively, the "**Domain Names**" and "**Social Media Handles**, respectively"), including, without limitation, those identified on <u>Exhibit 3</u> attached hereto and incorporated herein, and all associated web addresses, URLs, websites and web pages, social media sites and pages, and all content and data thereon or relating thereto, whether or not they are Copyrights;

(e)   Any and all mask works relating to the Business and all associated registrations, applications for registration, and renewals thereof;

(f)   All trade secrets, know-how, inventions (whether or not patentable), discoveries, improvements, tags, technology, business and technical information, databases, data compilations and collections, tools, methods, processes, and techniques associated with the Business, and all other confidential and proprietary information of the Business and all rights therein;

(g)   All computer programs, operating systems, applications, firmware and other computer code, including without limitation all source code, object code, application programming interfaces, data files, databases, protocols, specifications, and other documentation thereof associated with or used in the Business;

(h)   All copies and tangible embodiments of any of the foregoing in whatever form or medium they may be;

(i)   All rights to file applications in the United States and throughout the world directly in the name of Assignee with respect to the Business, the Patents, the Marks, the Copyrights, the Inventions, the Domain Names, the Social Media Handles, and all other associated rights, and to claim for any such applications any priority rights to which such applications are entitled under international agreements, conventions, accords, pacts, treaties, acts, and otherwise; and

(j)   All legal, equitable, and other rights and remedies for past, present, and future infringements, misappropriations, misuses, dilutions, and other violations of any of the foregoing throughout the world but only to the extent the same may be transferred under applicable Law (as defined in the Asset Purchase Agreement) ("**Infringements**");

with all such ownership, right, title, and interest throughout the world to be held by Assignee for Assignee's own use and enjoyment and for the use and enjoyment of Assignee's successors, assigns, and other legal representatives, as fully and entirely as the same would have been held and enjoyed by Assignor if this Assignment had not been made.

Except for the Permitted Encumbrance (as defined in the Asset Purchase Agreement), Assignor represents and warrants that, it has not granted and will not grant to any other person any right, title, or interests inconsistent with the rights granted herein.

Assignor agrees that, without additional consideration, it will take such further actions and execute promptly such further documents as are necessary to effect and record the above assignments, including any actions or documents required by the applicable registrar or other official to document the transfer herein or as may be necessary to protect, secure, and vest good, valid, and marketable title and all related rights in Assignee. Assignor agrees to cooperate with Assignee concerning any actions, including without limitation legal proceedings, taken by Assignee to prevent and seek redress for any Infringements. As used in this Assignment, the word "or" is not exclusive or limiting but means "and/or," so as to bring within the scope of this Assignment all right, title, and interest of Assignor.

Assignor authorizes and requests the Commissioner of Patents and Trademarks of the United States and subordinate or other officials, and any official of any country foreign to the United States whose duty it is to issue service patents, trademarks, copyrights, or other evidence or forms of intellectual property protection or applications, to issue the same to Assignee and Assignee's successors, assigns, and other legal representatives in accordance with this instrument.

This Assignment shall be governed by and construed under the laws of the State of Delaware without regard to principles of conflicts of laws.

[*__Remainder of page intentionally left blank; signature page follows.__*]

IN WITNESS WHEREOF, this Assignment has been executed as of the Effective Date.

ASSIGNOR:

VIDANGEL, INC.,
a Delaware corporation

By: ___________________________

Name: _________________________
Title:__________________________

SKIP TV HOLDINGS, LLC,
a Utah limited liability company

By: ___________________________

Name: _________________________

Title:__________________________

ASSIGNEE:

VIDANGEL ENTERTAINMENT, LLC
a Utah limited liability company

By: ___________________________

Name: _________________________

Title:__________________________

Acknowledgement by Notary Public

State of Utah

County of _____

      On this _____ day of _____, 2021, before me, the undersigned Notary Public, personally appeared _____, personally known to me (or proved to me on the basis of satisfactory evidence) to be the person whose name is subscribed to the within instrument, and acknowledged to me that he executed the same.

Seal: Signature: _____

                Name: _____, Notary Public

Acknowledgement by Notary Public

State of Utah

County of _____

      On this _____ day of _____, 2021, before me, the undersigned Notary Public, personally appeared _____, personally known to me (or proved to me on the basis of satisfactory evidence) to be the person whose name is subscribed to the within instrument, and acknowledged to me that he executed the same.

Seal: Signature: _____

                Name: _____, Notary Public

Acknowledgement by Notary Public

State of Utah

County of _____

      On this _____ day of _____, 2021, before me, the undersigned Notary Public, personally appeared _____, personally known to me (or proved to me on the basis of satisfactory evidence) to be the person whose name is subscribed to the within instrument, and acknowledged to me that he executed the same.

Seal: Signature: _____

                Name: _____, Notary Public

EXHIBIT F
FORM OF OPTION AGREEMENT

OPTION AGREEMENT

This OPTION AGREEMENT (the "Option Agreement") is entered into as of March 1, 2021 (the "Effective Date"), by and between VIDANGEL ENTERTAINMENT, LLC, a Utah limited liability company (the "Company"), and VIDANGEL, INC., a Delaware corporation (the "Grantee").

RECITALS

A. The Company, Grantee and Skip TV Holdings, LLC entered into that certain Asset Purchase Agreement dated as of the date hereof (the "Asset Purchase Agreement") pursuant to which the Company purchased from the Grantee and Skip TV Holdings, LLC the Purchased Assets (as defined in the Asset Purchase Agreement).

B. In connection with the Asset Purchase Agreement, the Company and Grantee entered into that certain Promissory Note and Security Agreement dated as of the date hereof (the "Note") pursuant to which the Company agreed to pay to the Grantee the Principal Amount (as defined in the Note).

C. In connection with the Asset Purchase Agreement, the Company desires to grant to the Grantee, and the Grantee desires to accept from the Company, an option to acquire all of the Purchased Assets as further set forth herein.

D. Capitalized terms used but not otherwise defined herein shall have the respective meaning given to such terms in the Asset Purchase Agreement.

NOW, THEREFORE, for good and valuable consideration, including the Option Consideration (as defined below), the receipt and legal sufficiency of which are hereby acknowledged, the parties to this Option Agreement, intending to be legally bound, agree as follows:

AGREEMENT

1. Grant of Option.

(a) The Company hereby grants to the Grantee, in the Grantee's sole and absolute discretion but subject to Section 2 hereof, an irrevocable option (the "Option") to purchase all (but not less than all) of the Purchased Assets at the price set forth in Section 4(b).

(b) In consideration for the Company's grant of the Option and the Company's compliance with the covenants set forth in Section 6, the Grantee hereby agrees to pay to the Company on the date hereof an amount equal to $100, which the parties acknowledge and agree shall constitute full and fair consideration for the grant to the Grantee by the Company of the Option as set forth herein (the "Option Consideration").

2.	Exercise of Option.

(a)	[redacted]

(b)	In the event the Grantee wishes to exercise the Option, the Grantee shall send to the Company a written notice (the "Option Notice, and the date of the Option Notice, the "Notice Date") notifying the Company of its exercise of the Option. The closing of the purchase by the Grantee of the Purchased Assets (the "Closing") shall take place no later than 120 days following the Notice Date or as otherwise mutually agreed by the Company and the Grantee (the "Closing Date") pursuant to standard legal documentation giving effect to the acquisition by the Grantee of the Purchased Assets, as set forth in Section 6.

3.	Term. This Agreement shall automatically terminate on the earliest of the following dates (the "Termination Date"): (a) the date on which the Definitive Agreements (as defined below) are executed, (b) the date on which this Agreement is terminated pursuant to Section 5 below, and (c) the Option Expiration Date, if the Grantee shall not have exercised the Option prior to such date. Upon termination of this Agreement, each party's rights and obligations hereunder shall automatically terminate and be of no further force or effect.

4.	Payment.

(a)	On the date hereof, the Grantee shall pay to the Company the Option Consideration in immediately available funds by wire transfer to a bank account designated by the Company or as otherwise agreed by the Company and the Grantee.

(b)	[redacted]

5.   [redacted]

6.   Definition of Purchased Assets. On the Closing Date, Purchased Assets shall include Company's right, title, and interest in, to, and under any and all assets then owned, licensed or leased by Company that relate to, or are used or held for use in connection with the Business, including without limitations any Improvements or Updates (as defined in that certain Intellectual Property License Agreement executed concurrently herewith between Company, as Licensor, and Grantee, as Licensee).

7.   Definitive Documents. Upon the Grantee's exercise of the Option as set forth herein, the Grantee and the Company shall negotiate in good faith to prepare definitive agreements (the "Definitive Agreements") giving effect to the Grantee's purchase of the Purchased Assets free and clear of all liens, security interests, charges or other encumbrances ("Encumbrances"), except for all Encumbrances arising pursuant to the Studios Settlement Agreement.

8.   Miscellaneous.

(a)   *Extension; Waiver*. At any time prior to the Termination Date, the parties hereto may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, or (ii) waive compliance with any of the agreements or conditions contained herein.

(b)   *Notices*. All notices, requests, demands, waivers and other communications required or permitted to be given under this Option Agreement shall be in writing and shall be deemed to have been duly given if delivered in person or mailed, certified or registered mail with postage prepaid, or sent by telex, telegram or telecopier, as follows:

If to the Company:

[redacted]

With a copy to:

Parr Brown Gee & Loveless
101 S. 200 E.
Ste. #700
Email: jcovey@parrbrown.com
Attention: Joseph M. R. Covey

If to the Grantee:

[redacted]

or to such other Person or address as any party shall specify by notice in writing to each of the other parties. All such notices, requests, demands, waivers and communications shall be deemed to have been received on the date of delivery unless if mailed, in which case on the third (3rd) business day (fifth (5th) business day, if mailed outside the country of the recipient) after the mailing thereof except for a notice of a change of address, which shall be effective only upon receipt thereof.

(c) *Entire Agreement*. This Option Agreement and the other documents referred to herein or delivered pursuant hereto collectively contain the entire understanding of the parties hereto with respect to the subject matter contained herein and therein and supersede all prior agreements and understandings, oral and written, with respect thereto.

(d) *Binding Effect; Benefit; Assignment*. This Option Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. Notwithstanding anything contained in this Option Agreement to the contrary, nothing in this Option Agreement, expressed or implied, is intended to confer on any Person other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Option Agreement.

(e) *Amendment and Modification*. Subject to applicable law, this Option Agreement may be amended, modified and supplemented, or provisions hereof waived, in writing by the parties hereto in any and all respects before the Termination Date. This Option Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

(f) *Further Actions*. Each of the parties hereto agrees that, subject to its legal obligations, it will use its reasonable efforts to do all things reasonably necessary to consummate the transactions contemplated hereby.

(g) *Headings*. The descriptive headings of the several Sections of this Option Agreement are inserted for convenience only, do not constitute a part of this Option Agreement and shall not affect in any way the meaning or interpretation of this Option Agreement.

(h) *Counterparts*. This Option Agreement may be executed in several counterparts, each of which shall be deemed to be an original, and all of which together shall be deemed to be one and the same instrument.

(i) *Applicable Law*. This Option Agreement and the legal relations between the parties hereto shall be governed by and construed in accordance with the laws of the state of Delaware, without regard to the conflict of laws rules thereof.

(j) *Severability*. If any term, provision, covenant or restriction contained in this Option Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions contained in this Option Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

IN WITNESS WHEREOF, the Company and the Grantee have caused this Option Agreement to be signed by their respective officers thereupon duly authorized, all as of the day and year first written above.

COMPANY:

VIDANGEL ENTERTAINMENT, LLC

_____
Name: Bill Aho
Title: Manager

GRANTEE:

VIDANGEL, INC.

_____
Name: _____
Title: _____

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EXHIBIT A

DISNEY SETTLEMENT AMORTIZATION SCHEDULE

65